Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - **F** (+34) 915 81 11 34

CORPORACIÓN MAPFRE

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 28 2006
WASH. D.C.
213

Madrid, 25 July 2006

SUPPL

06015586

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

dlw 7/31

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

INFORMATION RELATIVE TO:

HALF	YEAR
FIRST	2006

I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25, 28004 MADRID	A08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	**SIGNATURE:**
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

			Non-consolidated	Consolidated
I.	Issuer Identification Data	0010	X	
II.	Changes in the Consolidated Group	0020		X
III.	Basis of Presentation and Valuation Criteria	0030	X	X
IV.	Balance Sheet(*)	0040	X	X
V.	Results	0050	X	X
VI.	Comparative Consolidated Balance Sheet	0060		
VII.	Premium Breakdown by Branch of Business	0070	X	X
VIII.	Number of Employees	0080	X	X
IX.	Business Development	0085	X	X
X.	Issuance, Partial or Complete Repayment of Financial Borrowings	0090		
XI.	Dividends Paid	0100	X	
XII.	Relevant Facts	0110	X	X
XIII.	Relevant Facts: Explanatory Appendix	0115	X	X
XIV.	Transactions with Related Parties	0120		
XV.	Special Auditors Report	0125		

(*) With regards to consolidated information, only the relevant balance sheet and profit and loss statements in accordance with applicable regulations need be filled in.

II. CHANGES IN THE COMPANIES THAT FORM THE CONSOLIDATED GROUP

A) CHANGES IN COMPANY NAME

1. MAPFRE DO BRASIL CONSULTORIA E SERVICIOS LTDA. has changed its name to CLUBE MAPFRE DO BRASIL LTDA.
2. GESMUSINI GESTIÓN S.A. has changed it name to MAPFRE INTERNACIONAL S.A.

B) CHANGES IN CONSOLIDATION METHODS OR PROCEDURES

1. The following companies, which in the preceding year did not form part of the consolidation perimeter, were fully consolidated:

   a) Due to acquisition:

      - CANADIAN ROADSIDE AND RECOVERY INC. (Canada)
      - SALZILLO
      - DE MENA

   b) *Due to incorporation:*

      - MAPFRE TEPEYAC INC. (USA)

2. The following companies ceased to be subsidiaries or affiliates of the Group, due to the reasons indicated below:

   a) Merger:

      - SERVEIS INTEGRALS PER L'AUTONOMÍA S.A. (merged with MAPFRE QUAVITAE)

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The financial information contained herein was prepared in accordance with International Financial Reporting Standards (IFRS). These Standards have been applied in the preparation of the 2005 annual consolidated accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	**0210**	4,921	6,658
II. Intangible Assets	**0220**	432	610
III. Deferred expenses	**0230**	694	823
B) INTANG. ASSETS, START-UP AND DEF. EXPENSES	**0240**	**6,047**	**8,091**
I. Tangible Investments	**0250**		
II. Financial Investments	**0260**	10,560	57,762
III. Investments in Group Companies and Affiliates	**0270**	1,487,336	1,382,453
IV. Deposits established for accepted reinsurance	**0280**		
C) INVESTMENTS	**0290**	**1,497,896**	**1,440,215**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**0310**		
E) PARTICIPATION BY REINSURANCE IN TECH. RESERVES	**0320**		
I. Receivables on direct insurance, reins. and coinsurance	**0330**		
II. Tax, corporate and other credits	**0340**	73,490	35,850
III. Shareholders, called capital	**0350**		
IV.Tangible Fixed Assets	**0355**	166	214
V. Cash and Banks	**0360**	49,461	48,231
VI. Treasury Stock in Special Status	**0365**		
VII. Other Assets Net of Provisions	**0366**	0	
VIII. Accruals	**0370**	161	17
F) RECEIVABLES, OTHER ASSETS AND ACCRUALS	**0380**	**123,278**	**84,312**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**1,627,221**	**1,532,618**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	**0500**	119,450	119,450
II. Reserves	**0510**	898,323	898,323
III. Treasury stock for capital decrease	**0515**		
IV. Results from previous years	**0520**	227,100	116,546
V. Result for the year	**0530**	41,397	90,469
VI. Interim dividend paid during the year	**0540**	0	0
A) CAPITAL AND RESERVES	**0550**	**1,286,270**	**1,224,788**
B) DEFERRED INCOME	**0590**	**114**	**116**
C) SUBORDINATED LIABILITIES	**0595**		
D) TECHNICAL RESERVES	**0600**		
E) TECH. RES. (LIFE) WHEN RISK ASSUMED BY POLICYH.	**0605**		
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**6,621**	**6,622**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**		
I. Bond and other stock issues	**0630**	275,000	275,000
II. Due to credit institutions	**0635**		
III. Debts on direct insurance, reins. and coinsurance	**0640**		
IV. Debts on trans. in preparation of insurance contracts	**0645**		
V. Debts on asset repurchase agreements	**0646**		
VI. Other liabilities	**0650**	59,216	26,092
VII. Accruals	**0670**		
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**334,216**	**301,092**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**1,627,221**	**1,532,618**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR	PREVIOUS YEAR
I. Earned premiums, net of reinsurance (Non-Life)	0800	0	0
II. Earned premiums, net of reinsurance (Life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	**0820**	0	0
III. Claims incurred, net of reinsurance (Non-Life)	0830	0	0
IV. Claims incurred, net of reinsurance (Life)	0840	0	0
B) NET CLAIMS (III+IV)	**0850**	0	0
V. Variation in other technical reserves, net of reinsurance (Non-Life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (Life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0	0
VII. Profit sharing and returns (Non-Life)	0860	0	0
VIII. Profit sharing and returns (Life)	0865	0	0
IX. Net operating expenses (Non-Life)	0870	0	0
X. Net operating expenses (Life)	0875	0	0
XI. Variation in the equalisation reserve (Non-Life)	0880	0	0
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0	0
XII. Other technical results (Non-Life)	0900	0	0
XIII. Other technical results (Life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0	0
XIV. Income from operating investments (Non-life)	0930	0	0
XV. Income from operating investments (Life)	0935	0	0
XVI. Expenses from operating investments (Non-Life)	0940	0	0
XVII. Expenses from operating investments (Life)	0945	0	0
XVIII. Unrealised capital gains and losses on investments (Life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII	**0960**	0	0
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**0961**	0	0
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0962**	0	0
XIX. Income from investments	0970	52,299	121,192
XX. Expenses from investments	0980	-9,563	-8,221
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**42,736**	**112,971**
XXI. Other income	1025	584	485
XXII. Other expenses	1026	-4,927	-4,682
XXIII. Extraordinary Results	1030	-38	1,590
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**38,355**	**110,364**
XXIV. Corporate tax and others	1042	3,042	-19,895
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**41,397**	**90,469**

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Consolidated goodwill	4000	593,804	519,060
II.	Other intangible assets	4010	58,455	53,549
A) INTANGIBLES ASSETS		4020	652,259	572,609
I.	Tangible investments	4030	388,466	327,802
II.	Real estate investments	4040	451,416	306,567
III.	Financial investments	4050	19,383,339	19,603,884
IV.	Equity-accounted investments	4060	102,502	104,898
V.	Deposits established for accepted reinsurance	4070	103,001	94,037
VI.	Other investments	4080	22,734	94,424
B) INVESTMENTS		4090	20,451,458	20,531,612
C) UNIT-LINKED INVESTMENTS		4100	272,095	314,626
D) REINSURERS' SHARE IN TECHNICAL RESERVES		4110	1,618,876	1,329,645
E) CREDITS ON DEFERRED TAXES		4120	403,129	800,960
I.	Credits on direct insurance, reinsurance and coinsurance	4130	1,783,061	1,520,372
II.	Corporate and other credits	4140	144,563	158,704
III.	Tax credits on current gains	4150	171,451	94,891
IV.	Shareholders, called capital	4160	0	0
V.	Fixed assets	4170	133,315	133,568
VI.	Cash and equivalents	4180	630,408	635,739
VII.	Accruals	4190	678,590	609,584
VIII.	*Other assets*	4200	414,195	181,012
IX.	Non-operating assets available for sale and assets pertaining to discontinued activities	4205	5,489	1,068
F) CREDITS, OTHER ASSETS AND ACCRUALS		4210	3,961,072	3,334,938
TOTAL ASSETS (A+B+C+D+E+F)		4230	27,358,889	26,884,390

LIABILITIES

		Code	CURRENT YEAR	PREVIOUS YEAR
I.	Capital	4240	119,450	119,450
II.	Other reserves	4250	1,519,277	1,774,022
III.	Retained earnings	4260	432,151	265,539
IV.	*Other equity instruments*	4265	0	0
V.	*Less: own securities*	4270	0	0
VI.	Translation differences	4280	1,406	-282,967
VII	Other valuation adjustments	4290	101,439	210,421
VIII.	Reserves for revaluation of non-operating assets available for sale *and assets pertaining to discontinued activities*	4295	0	0
IX.	*Less: interim dividend*	4300	0	0
NET WORTH ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY		4310	2,173,723	2,086,465
X. Minority interests		4320	994,632	926,085
A) EQUITY		4330	3,168,355	3,012,550
B) SUBORDINATED LIABILITIES		4340	0	0
C) TECHNICAL RESERVES		4350	20,216,470	19,560,371
D) UNIT-LINKED RESERVES		4360	272,095	314,626
E) OTHER RESERVES		4370	123,771	175,178
F) DEPOSITS RECEIVED ON CEDED INSURANCE		4380	152,216	133,756
G) DEBTS ON DEFERRED TAXES		4390	449,835	894,799
I.	*Bonds and other tradeable securities*	4400	308,952	290,232
II.	Due to credit institutions	4410	243,932	87,592
III.	Debts on direct insurance, reinsurance and coinsurance	4420	806,004	666,526
IV.	Other financial liabilities	4430	703,632	977,489
V.	Tax debts on current gains	4440	274,475	308,772
VI.	Accruals	4450	198,114	200,856
VII.	Other liabilities	4460	441,038	261,643
VIII.	Liabilities linked directly to non-operating assets available for sale and assets pertaining to discontinued activities	4465	0	0
H) DEBTS AND ACCRUED LIABILITIES		4470	2,976,147	2,793,110
TOTAL LIABILITIES AND NET WORTH (A+B+C+D+E+F+G+H+I+J)		4490	27,358,889	26,884,390

V. CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (Non-Life)	4500	2,187,114	69.2%	1,901,012	64.8%
II. Earned premiums, net of reinsurance (Life)	4510	973,018	30.8%	1,032,465	35.2%
A) NET EARNED PREMIUMS (I+II)	**4520**	**3,160,132**	**100.0%**	**2,933,477**	**100.0%**
III. Claims incurred, net of reinsurance (Non-Life)	4530	-1,435,255	-45.4%	-1,260,336	-43.0%
IV. Claims incurred, net of reinsurance (Life)	4540	-841,613	-26.6%	-832,680	-28.4%
B) NET CLAIMS INCURRED (III+IV)	**4550**	**-2,276,868**	**-72.0%**	**-2,093,016**	**-71.3%**
V. Variation in other technical reserves, net of reins. (Non-Life)	4560	-20,542	-0.7%	-15,767	-0.5%
VI. Variation in other technical reserves, net of reins. (Life)	4570	-207,063	-6.6%	-542,964	-18.5%
C) VARIATION IN OTHER NET TECH. RESERVES (+/-V+/-VI)	**4580**	**-227,605**	**-7.2%**	**-558,731**	**-19.0%**
VII. Profit sharing and returns (Non-Life)	4590	-119	0.0%	-1,283	0.0%
VIII. Profit sharing and returns (Life)	4600	-8,382	-0.3%	-11,403	-0.4%
IX. Net operating expenses (Non-Life)	4610	-590,640	-18.7%	-478,532	-16.3%
X. Net operating expenses (Life)	4620	-74,898	-2.4%	-62,051	-2.1%
XI. Variation in other technical reserves (Non-Life)	4630	0	0.0%	0	0.0%
D) PROFIT SHARING & OPER. EXPENSES (VII+VIII+IX+X+/-XI)	**4640**	**-674,039**	**-21.3%**	**-553,269**	**-18.9%**
XII. Other technical results (Non-Life)	4650	-27,614	-0.9%	-27,429	-0.9%
XIII. Other technical results (Life)	4660	-3,164	-0.1%	-5,936	-0.2%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**4670**	**-49,158**	**-1.6%**	**-304,904**	**-10.4%**
XIV. Income from operating investments (Non-Life)	4680	167,357	5.3%	111,033	3.8%
XV. Income from operating investments (Life)	4690	427,957	13.5%	551,339	18.8%
XVI. Expenses from operating investments (Non-Life)	4700	-29,182	-0.9%	-21,018	-0.7%
XVII. Expenses from operating investments (Life)	4710	-202,455	-6.4%	-74,965	-2.6%
XVIII. Unrealised capital gains and losses on investments (Life)	4720	2,876	0.1%	12,001	0.4%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+XVIII)	**4730**	**317,395**	**10.0%**	**273,486**	**9.3%**
G) TECHNICAL RESULT (Non-Life)	**4740**	251,119	7.9%	207,680	7.1%
H) TECHNICAL RESULT (Life)	**4750**	66,276	2.1%	65,806	2.2%
XIX. Results from net assets investments	4760	18,411	0.6%	18,935	0.6%
XX. Translation results	4770	6,582	0.2%	1,811	0.1%
XXI. Results from subsidiaries and joint-ventures accounted for by the equity method	4780	1,800	0.1%	1,136	0.0%
XXII. Results from disposal or revaluation of non-operating assets available for sale and excluded from discontinued activities (net)	4790	0	0.0%	0	0.0%
XXIII. Other income	4800	24,035	0.8%	46,218	1.6%
XXIV. Other expenses	4810	-20,306	-0.6%	-35,611	-1.2%
XXV. Income from activities other than insurance	4820	226,868	7.2%	158,728	5.4%
XXVI. Expenses from activities other than insurance	4830	-203,550	-6.4%	-131,309	-4.5%
I) PROFIT/(LOSS) BEFORE TAXES FROM CONTINUED ACTIVITIES (F+/-XIX:XXVI)	**4840**	**371,235**	**11.7%**	**333,394**	**11.4%**
XXVII Corporate tax	4850	-119,166	-3.8%	-107,864	-3.7%
J) PROFIT/(LOSS) FROM CONTINUED ACTIVITIES (I+/-XXVII)	**4860**	**252,069**	8.0%	**225,530**	7.7%
XXVIII Result after taxes from discontinued activities	4870	0	---	0	---
K) PROFIT/(LOSS) FOR THE YEAR (J+/-XXVIII)	**4880**	**252,069**	**8.0%**	**225,530**	**7.7%**
XXIX. Minority interests	4890	-87,762	-2.8%	-76,538	-2.6%
= PROFIT/(LOSS) ATTRIBUTABLE TO HOLDERS OF EQUITY ISSUED BY THE CONTROLLING COMPANY	**4900**	**164,307**	**5.2%**	**148,992**	**5.1%**

VII. BREAKDOWN OF EARNED PREMIUMS BY BRANCH OF BUSINESS

		NON-CONSOLIDATED		CONSOLIDATED	
NON-LIFE BRANCHES		Curr. Year	Prev. Year	Curr. Year	Prev. Year
General Insurance - Direct Insurance Spain	2100			1,239,921	1,159,167
Credit and Guarantee – Direct Insurance Spain	2115			61,760	59,830
Direct Insurance abroad	2120			961,476	700,011
Reinsurance	2125			335,440	354,705
Assistance	2130			124,871	98,385
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140			2,723,468	2,372,098
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145			-536,354	-471,086
TOTAL NET EARNED PREMIUMS Non-Life	2150			**2,187,114**	**1,901,012**
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			995,606	1,075,715
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-22,588	-43,250
TOTAL NET EARNED PREMIUMS Life	2195			**973,018**	**1,032,465**
TOTAL NET EARNED PREMIUMS	2200			**3,160,132**	**2,933,477**
Spain	2205			2,055,910	2,057,250
Foreign Subsidiaries: EU.	2210			146,092	152,884
O.E.C.D.	2215			211,026	202,297
Other Countries	2220			747,104	521,046

Thousand euros

(*) Direct insurance and accepted reinsurance premiums earned are included in the breakdown of Non-Life branches.

VIII. AVERAGE NUMBER OF EMPLOYEES DURING THE PERIOD

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
TOTAL PERSONS EMPLOYED	3000	33	34	20,184	14,092

IX. BUSINESS DEVELOPMENT

♦ EXECUTIVE SUMMARY

During the first half of 2006, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively:

- Non-life direct insurance and accepted reinsurance premiums stood at €3,381.8 million, a 17.7% increase;
- Managed savings reached €18,959.5 million, equivalent to a growth of 1.2% (7.8% excluding the impact of shadow accounting);
- MAPFRE AMERICA recorded a premiums volume of €1,039.0 million, a 41.9% increase;
- Reinsurance premiums accepted by MAPFRE RE rose by 7% to €713.6 million.

The net consolidated profit increased 10.3% with respect to the same period of the previous year, reaching €164.3 million. Excluding the change in the value of some investments (IFRS adjustments), profit would have increased by 15.4%.

The international rating agency Standard and Poor's raised MAPFRE RE's rating to 'AA/stable outlook' (from 'AA-') and affirmed the ratings assigned to MAPFRE MUTUALIDAD, MAPFRE EMPRESAS and CORPORACIÓN MAPFRE.

As announced on 30th May, MAPFRE is adopting a new corporate structure. All of the Group's activities and entities will be integrated via a capital increase under the present listed holding company CORPORACIÓN MAPFRE, which will be renamed as MAPFRE, S.A.; FUNDACIÓN MAPFRE will hold the majority control of said listed holding company. With this reorganisation, MAPFRE submits itself entirely to the discipline and scrutiny of a listed company and ensures the valuation of all business activities, thereby raising considerably its market capitalisation, as well as its financial flexibility.

On 29th June the terms of the exchange ratio to be used for the capital increase were made public. Taking as a reference the usual timeframes needed to obtain the required regulatory approvals, the new corporate structure is expected to come into place at the beginning of 2007.

The pro forma profit and loss account for MAPFRE, S.A. to 30th June 2006 show a net result of €300.5 million.

The following table shows the development of the main operating units of the listed entity, together with the businesses which will be contributed to CORPORACIÓN MAPFRE (future MAPFRE, S.A.):

CORPORACIÓN MAPFRE / MAPFRE, S.A. (pro forma)

	Revenues	% Var.	Net profit	% Var.	Combined ratio [1] 6M 06	6M 05
LIFE AND SAVINGS	**1,485.8**	-12.1%	**55.6**	1.5%	**0.9%**	0.9%
GENERAL INSURANCE	**785.6**	3.2%	**54.4**	27.4%	**90.7%**	92.0%
COMMERCIAL INSURANCE	**730.7**	13.2%	**41.9**	-2.1%	**81.2%**	83.9%
HEALTH	**399.1**	10.4%	**5.9**	15.7%	**96.3%**	96.9%
AMÉRICA	**1,132.7**	41.4%	**38.7**	17.3%	**102.2%**	101.4%
RE	**806.0**	9.1%	**43.7**	28.5%	**93.9%**	90.3%
ASISTENCIA	**210.3**	27.3%	**3.6**	0.0%	**92.4%**	93.2%
CORPORACIÓN MAPFRE	**5,368.4**	8.7%	**164.3**	10.3%	**94.9%**	93.8%
MAPFRE AUTOMÓVILES	**1,396.7**	8.7%	**123.4**	5.9%	**93.0%**	90.8%
MAPFRE AGROPECUARIA	**126.8**	24.3%	**4.8**	0.0%	**95.2%**	91.7%
MAPFRE SEGUROS GERAIS	**64.6**	14.7%	**2.6**	0.0%	**99.8%**	93.0%
MAPFRE AMÉRICA VIDA	**231.7**	71.0%	**1.7**	41.7%	**46.7%**	16.2%
MAPFRE, S.A. (pro forma)	**7,144.0**	10.6%	**300.5**	9.7%	**94.7%**	92.1%

Million euros

1) The figures for the LIFE AND SAVINGS OPERATING UNIT and MAPFRE AMERICA VIDA correspond to the expense ratio as a percentage of average third-party funds under management (annualised).

♦ OPERATING REVENUES

Direct insurance and accepted reinsurance premiums written by CORPORACIÓN MAPFRE and its subsidiaries were €4,420.7 million, an 11.1% increase over the first half of the previous year. Total revenues for CORPORACIÓN MAPFRE and its subsidiaries in the first half of 2006 reached €5,368.4 million, an 8.7% increase.

Pro forma direct insurance and accepted reinsurance premiums for MAPFRE, S.A. and its subsidiaries were €5,978 million, a rise of 10.8% compared to the first half of the previous year. Pro forma total operating revenues for MAPFRE, S.A. and its subsidiaries for the first half of 2006 amounted to €7,144 million, a 10.6% increase.

The aforementioned revenues breakdown by business line and type is shown in the following table:

TOTAL REVENUES

	Written and accepted premiums		Income from investments		Other income		Total Revenues	
	6M 06	Var. %	6M 06	Var. %	6M 06	Var. %	6M 06	Var. %
LIFE AND SAVINGS	**999.3**	-6.8%	**444.3**	-22.1%	**42.2**	-11.5%	**1,485.8**	-12.1%
GENERAL INSURANCE	**731.0**	9.0%	**37.7**	-52.5%	**16.9**	48.2%	**785.6**	3.2%
COMMERCIAL INSURANCE	**677.0**	12.0%	**35.4**	53.9%	**18.3**	1.7%	**730.7**	13.2%
HEALTH	**388.1**	9.0%	**5.8**	26.1%	**5.2**	---	**399.1**	10.4%
Holding (non consolidated)	---	---	**75.1**	-53.8%	**0.0**	---	**75.1**	-53.9%
Adjustments	---	---	**-81.9**	-53.5%	**-0.5**	-98.0%	**-82.4**	-59.9%
MAPFRE-CAJA MADRID	**2,795.4**	3.5%	**516.4**	-22.2%	**82.1**	56.1%	**3,393.9**	-0.7%
INMUEBLES	---	---	**0.1**	-66.7%	**54.7**	---	**54.8**	---
QUAVITAE	---	---	---	---	**50.6**	35.3%	**50.6**	35.3%
Domestic Business	**2,795.4**	3.5%	**516.5**	-22.2%	**187.4**	74.2%	**3,499.3**	0.8%
AMÉRICA	**1,039.0**	41.9%	**88.8**	59.7%	**4.9**	-63.2%	**1,132.7**	41.4%
RE	**713.6**	7.0%	**91.7**	29.2%	**0.7**	-36.4%	**806.0**	9.1%
ASISTENCIA	**146.1**	18.3%	**3.7**	-7.5%	**60.5**	60.5%	**210.3**	27.3%
MAPFRE INTERNACIONAL (1)	**17.9**	193.4%	**2.1**	---	**0.1**	---	**20.1**	---
Adjustments	**-291.3**	16.8%	---	---	---	---	**-291.3**	16.8%
International Business	**1,625.3**	27.0%	**186.3**	42.6%	**66.2**	27.1%	**1,877.8**	28.4%
Holding (non consolidated)	---	---	**65.2**	-53.9%	**0.6**	-71.4%	**65.8**	-54.1%
Consolidation adjustments and other companies	---	---	**-63.1**	-61.1%	**-11.4**	-151.1%	**-74.5**	-46.7%
CORPORACIÓN MAPFRE	**4,420.7**	11.1%	**704.9**	-8.9%	**242.8**	31.9%	**5,368.4**	8.7%
MAPFRE AUTOMÓVILES	**1,198.2**	4.4%	**124.5**	71.7%	**74.0**	13.7%	**1,396.7**	8.7%
MAPFRE AGROPECUARIA	**120.9**	23.4%	**4.6**	48.4%	**1.3**	44.4%	**126.8**	24.3%
MAPFRE SEGUROS GERAIS	**58.3**	8.4%	**4.8**	108.7%	**1.5**	---	**64.6**	14.7%
MAPFRE AMÉRICA VIDA	**208.7**	74.8%	**21.9**	44.1%	**1.1**	22.2%	**231.7**	71.0%
Consolidation adjustments and other companies	**-28.8**	---	0.4	-94.9%	**-15.8**	-73.9%	**-44.2**	---
MAPFRE, S.A.	**5,978.0**	10.8%	**861.1**	-1.6%	**304.9**	59.9%	**7,144.0**	10.6%

Million euros

1) The figures for the first half of 2005 correspond to MAPFRE INSULAR. Figures for 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

Spain

Premiums written and accepted by the companies that operate primarily in Spain developed as follows in agents and CAJA MADRID bank channels:

PREMIUMS BY CHANNEL (SPAIN)

	AGENTS CHANNEL			CAJA MADRID BANK CHANNEL			TOTAL		
	6M 06	6M 05	% Var.	**6M 06**	6M 05	% Var.	**6M 06**	6M 05	% Var.
LIFE	560.9	598.5	-6.3%	438.4	474.2	-7.5%	999.3	1,072.7	-6.8%
GENERAL INSURANCE	651.9	617.0	5.7%	79.1	53.4	48.1%	731.0	670.4	9.0%
COMMERCIAL INSURANCE	662.0	586.6	12.9%	15.0	18.0	-16.7%	677.0	604.6	12.0%
HEALTH	366.9	337.4	8.7%	21.2	18.8	12.8%	388.1	356.2	9.0%
Consolidation adjustments							---	-4.0	---
MAPFRE-CAJA MADRID	2,241.7	2,139.5	4.8%	553.7	564.4	-1.9%	2,795.4	2,699.9	3.5%
MAPFRE AUTOMÓVILES (1)	1,181.1	1,133.3	4.2%	17.1	13.9	23.0%	1,198.2	1,147.2	4.4%
MAPFRE AGROPECUARIA (1)	120.9	98.0	23.4%	---	---	---	120.9	98.0	23.4%

Million euros

(1) Businesses which will be contributed to CORPORACIÓN MAPFRE (future MAPFRE, S.A.).

In the LIFE ASSURANCE OPERATING UNIT the development of premiums in the first half of the year was characterised by:

- an increase of 7.3% in Life Savings premiums due to the winning of new group policies;
- sustained growth in retail protection products;
- the absence of externalisation transactions.

Premiums at the GENERAL INSURANCE OPERATING UNIT amounted to €731 million, a 9% rise. Premiums issued through CAJA MADRID have increased by 48.1%.

The COMMERCIAL INSURANCE OPERATING UNIT'S premiums grew 12%, despite strong competition, due to the expansion of the industrial and global risks businesses on an international basis.

MAPFRE CAJA SALUD recorded a 9% increase in premiums, which came primarily from group business.

Overall, the companies integrated under MAPFRE-CAJA MADRID HOLDING recorded a premiums volume of €2,795.4 million, a 3.5% increase.

The businesses that will be contributed to the future MAPFRE, S.A. recorded growth of 5.9% in their premiums volume:

- MAPFRE AUTOMOVILES recorded premiums growth of 4.4%, which exceeds the 3% estimated for the rest of the market. Of special mention is the expansion of business in the Madrid region (+9.0%);
- The 23.4% increase in premiums at MAPFRE AGROPECUARIA comes mainly from multi-peril insurance and the participation in the Combined Agricultural Insurance pool (Agroseguro).

The total investment income for the subsidiaries of CORPORACIÓN MAPFRE that operate primarily in Spain was €516.5 million, a decrease of 22.2% (€645.6 million on a pro forma basis, including the businesses that will be contributed to the future MAPFRE, S.A., a 12.7% decrease).

The remaining other income of CORPORACIÓN MAPFRE, which grew 74.2% in the first half of 2006 (51.3% increase in the case of the pro forma revenues of MAPFRE, S.A.), came primarily from companies that operate in business lines other than insurance. The following are of noteworthy mention:

- the stockbroking and mutual and pension funds management subsidiaries of MAPFRE VIDA, grouped under MAPFRE INVERSIÓN, whose revenues increased 25.1% over the previous year to €55.5 million;
- MAPFRE INMUEBLES recorded a 204.7% increase in booked revenues as a result of the delivery of two developments in Barcelona and Madrid;
- MAPFRE QUAVITAE, whose revenues rose by 35.3%. In the first half of 2006, this company opened a new nursing home in Valencia.

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE, which will be integrated under the future MAPFRE, S.A., recorded a 30.4% increase in revenues due to the strong growth in lending activity, driven mainly by consumer loans.

International

Premiums written and accepted by the Units and Companies that operate primarily abroad evolved as follows:

PREMIUMS (INTERNATIONAL)

	6M 06	6M 05	% 06/05
MAPFRE AMÉRICA	**1,039.0**	732.4	41.9%
MAPFRE INTERNACIONAL (1)	**17.9**	6.1	193.4%
Subtotal Seguro Directo	**1,056.9**	738.5	43.1%
REINSUARANCE ACCEPTED	**713.6**	666.8	7.0%
ASISTENCIA	**146.1**	123.5	18.3%
TOTAL AGGREGATE PREMIUMS	**1,916.6**	1,528.8	25.4%
Intragroup adjustments	**-291.3**	-249.3	16.8%
International business	**1,625.3**	1,279.5	27.0%
MAPFRE AMÉRICA VIDA	**208.7**	119.4	74.8%
MAPFRE SEGUROS GERAIS	**58.3**	53.8	8.4%
Intragroup adjustments	**-28.8**	-3.4	---
MAPFRE S.A.	**1,863.5**	1,449.3	28.6%

Million euros

(1) The figures for the first half of 2005 correspond to MAPFRE INSULAR. Figures for 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

The direct insurance subsidiaries of MAPFRE AMÉRICA wrote in the first half of 2006 premiums amounting to €1,039 million, a 41.9% increase over the same period of the previous year. It is worth noting the growth achieved by the subsidiaries operating in Brazil (79.8%), Mexico (54.7%) and Argentina (43.7%).

The following table shows the growth rates of direct insurance premiums achieved in the various countries:

MAPFRE AMÉRICA: PREMIUMS

COMPANY	6M 06	6M 05	% 06/05	Local Currency % 06/05
BRAZIL[(1)]	**301.2**	167.5	79.8%	71.3%
MEXICO	**182.7**	118.1	54.7%	62.3%
VENEZUELA	**156.2**	121.3	28.8%	30.5%
PUERTO RICO	**137.1**	118.5	15.7%	18.8%
ARGENTINA	**129.2**	89.9	43.7%	55.4%
OTHER COUNTRIES[(2)]	**132.6**	117.1	13.2%	---
MAPFRE AMÉRICA	**1,039.0**	732.4	41.9%	---

Million euros

(1) *Figures for Brazil as at the end of June 2006 include the premiums of MAPFRE NOSSA CAIXA, which were €28.3 million.*

(2) Includes Chile, Colombia, Dominican Republic, El Salvador, Paraguay, Peru, and Uruguay.

MAPFRE AMERICA VIDA, the holding company for the Latin American Life assurance subsidiaries, which operates in coordination with MAPFRE AMERICA and which will be integrated under the future MAPFRE, S.A., recorded an increase in premiums of 74.8%, to €208.7 million.

The following table shows the growth rates of direct insurance premiums achieved in the various countries:

MAPFRE AMÉRICA VIDA: PREMIUMS

COMPANY	6M 06	6M 05	% 06/05	Local Currency % 06/05
BRAZIL	**164.2**	86.2	90.5%	81.4%
ARGENTINA	**4.2**	3.2	31.3%	42.0%
OTHER COUNTRIES[(1)]	**40.3**	30.0	34.3%	---
MAPFRE AMÉRICA VIDA	**208.7**	119.4	74.8%	---

Million euros

(1) Includes Chile, Colombia and Peru.

The volume of premiums of MAPFRE INTERNACIONAL and its subsidiaries reached €17.9 million.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated volume of premiums of €713.6 million in the first half of 2006 (€666.8 million in the same period last year), representing a 7% increase. Retained premiums reached €471.7 million, equivalent to a 66.1% retention rate (67.9% as at June 2005).

The total revenues (premiums and revenues from the sale of services) of MAPFRE ASISTENCIA and its subsidiaries reached €210.3 million, a 27.3% increase over the previous year. It is worthwhile highlighting the increase in the pecuniary insurance line, which contributed €55 million to total premiums.

Lastly, MAPFRE SEGUROS GERAIS (Portugal) which will be integrated under the future MAPFRE, S.A., achieved a premiums volume of €58.3 million, an 8.4% increase. Of these, 63.4% corresponded to Motor Insurance, 18.9% to Workers Compensation schemes and the balance to other Non-life insurance lines.

The total investment income for the subsidiaries of CORPORACIÓN MAPFRE that operate primarily abroad was €186.3 million, a 42.6% increase (€213 million including the businesses that will be contributed to the future MAPFRE, S.A., a 43.8% increase).

♦ **MANAGEMENT RATIOS**

The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE as at June 2006 was 94.9%, vs. 93.8% in the same period of the previous year. The increase was driven mainly by the rise in the expense ratio at MAPFRE RE, due to the accrual of premiums, and by the expenses associated with the expansion of the distribution network of MAPFRE AMERICA. The pro forma Non-Life combined ratio of the future MAPFRE, S.A. was 94.7%. In the Life assurance business, the ratio of expenses as a percentage of funds under management remained stable.

The evolution of the main management ratios is shown in the following table:

MANAGEMENT RATIOS

	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	**6M 06**	6M 05	**6M 06**	6M 05	**6M 06**	6M 05
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**26.8%**	27.3%	**63.9%**	64.7%	**90.7%**	92.0%
MAPRE EMPRESAS[4]	**13.1%**	13.9%	**68.1%**	70.0%	**81.2%**	83.9%
MAPFRE CAJA SALUD	**15.4%**	15.9%	**80.9%**	81.0%	**96.3%**	96.9%
MAPFRE-CAJA MADRID HOLDING	**21.4%**	21.7%	**68.2%**	68.9%	**89.6%**	90.6%
Companies operating primarily abroad						
MAPFRE AMERICA	**33.9%**	32.6%	**68.3%**	68.8%	**102.2%**	101.4%
MAPFRE RE	**35.0%**	31.0%	**58.9%**	59.3%	**93.9%**	90.3%
MAPFRE ASISTENCIA	**23.0%**	19.3%	**69.4%**	73.9%	**92.4%**	93.2%
MAPFRE VIDA[5]	**0.9%**	0.9%				
CORPORACION MAPFRE (Consolidated)	**28.3%**	26.7%	**66.6%**	67.1%	**94.9%**	93.8%
MAPFRE AUTOMÓVILES	**12.8%**	12.7%	**80.2%**	78.1%	**93.0%**	90.8%
MAPFRE AGROPECUARIA	**21.4%**	21.3%	**73.8%**	70.4%	**95.2%**	91.7%
MAPFRE SEGUROS GERAIS	**24.4%**	24.3%	**75.4%**	68.7%	**99.8%**	93.0%
MAPFRE AMÉRICA VIDA [5]	**46.7%**	16.2%				
BANCO SF CAJA MADRID - MAPFRE [6]	**45.0%**	50.6%				
MAPFRE, S.A. (pro forma consolidated)	**23.2%**	21.4%	**71.5%**	70.7%	**94.7%**	92.1%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life account.

(3) Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life account.

(4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

(5) Net operating expenses/average third-party funds under management. Annualised ratio.

(6) Cost/income ratio = (personnel costs + general administration costs)/ordinary revenues.

- **RESULTS**

The consolidated result of CORPORACIÓN MAPFRE, after tax, was €252.1 million (€225.5 million as at June 2005), an 11.8% increase. Profit after tax and minority shareholders reached €164.3 million, a rise of 10.3% with respect the same period last year.

The consolidated income statement is shown in the following table:

CORPORACIÓN MAPFRE	**6M 06**	6M 05	**% Var.**
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,381.8	2,873.1	17.7%
Premiums earned, net of ceded and retroceded reinsurance	2,187.1	1,901.0	15.0%
Net claims incurred and variation in other technical provisions	-1,455.8	-1,276.1	14.1%
Operating expenses, net of reinsurance	-590.7	-479.8	23.1%
Other technical income and expenses	-27.6	-27.4	0.7%
Technical result	113.0	117.7	-4.0%
Net financial income	159.5	105.6	51.0%
Other non-technical income and expenses	2.8	16.3	-82.8%
Result of Non-life business	**275.3**	**239.6**	**14.9%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,038.9	1,106.3	-6.1%
Premiums earned, net of ceded and retroceded reinsurance	973.0	1,032.5	-5.8%
Net claims incurred and variation in other technical provisions	-1,048.7	-1,375.6	-23.8%
Operating expenses, net of reinsurance	-83.3	-73.5	13.3%
Other technical income and expenses	-3.1	-5.9	-47.5%
Technical result	-162.1	-422.6	-61.6%
Net financial income	231.0	481.5	-52.0%
Unrealised gains and losses in Unit Linked products	2.9	12.0	-75.8%
Other non-technical income and expenses	0.9	-4.6	-119.6%
Result of Life business	**72.7**	**66.4**	**9.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	212.6	119.5	77.9%
Operating expenses	-187.2	-109.4	71.1%
Net financial income	-5.8	13.1	-144.3%
Results from minority shareholdings	4.5	3.8	18.4%
Other net income	-0.9	0.4	---
Results from other business activities	**23.2**	**27.4**	**-15.3%**
Result before tax and minority shareholders	**371.2**	**333.4**	**11.3%**
Taxes	-119.1	-107.9	10.4%
Result after tax	**252.1**	**225.5**	**11.8%**
Result attributable to minority shareholders	-87.8	-76.5	14.8%
Result after tax and minority shareholders	**164.3**	**149.0**	**10.3%**
Non-life loss ratio [(2)]	66.6%	67.1%	
Non-life expense ratio [(2)]	28.3%	26.7%	
Non-life combined ratio [(2)]	94.9%	93.8%	
Life expense ratio [(2)]	1.1%	1.1%	

Million euros

(1) Ratios calculated over net premiums earned

(2) Net operating expenses/average third-party funds under management (annualised).

The pro forma attributable profit of the future MAPFRE, S.A. was € 300.5 million, representing a 9.8% increase.

The pro forma income statement is shown in the following table:

MAPFRE, S.A. (pro forma)

	6M 06	6M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,730.4	4,170.2	13.4%
Premiums earned, net of ceded and retroceded reinsurance	3,430.8	3,055.2	12.3%
Net claims incurred and variation in other technical provisions	-2,453.5	-2,159.9	13.6%
Operating expenses, net of reinsurance	-771.4	-625.6	23.3%
Other technical income and expenses	-25.0	-29.0	-13.8%
Technical result	180.9	240.7	-24.8%
Net financial income and other non-technical income and expenses	288.0	174.4	65.1%
Result of Non-life business	**468.9**	**415.1**	13.0%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,247.6	1,224.2	1.9%
Premiums earned, net of ceded and retroceded reinsurance	1,160.9	1,133.8	2.4%
Net claims incurred and variation in other technical provisions	-1,166.6	-1,465.4	-20.4%
Operating expenses, net of reinsurance	-159.9	-95.3	67.8%
Other technical income and expenses	-3.1	-6.0	-48.3%
Technical result	-168.7	-432.9	-61.0%
Net financial income and other non-technical income	241.8	489.2	-50.6%
Unrealised gains and losses in Unit Linked products	2.9	12.0	-75.8%
Result of Life business	**76.0**	**68.3**	11.3%
OTHER BUSINESS ACTIVITIES			
Operating income	257.6	140.4	83.5%
Operating expenses	-230.0	-126.6	81.7%
Other income and expenses	0.2	17.4	-98.9%
Results from other business activities	**27.8**	**31.2**	-10.9%
Result before tax and minority shareholders	**572.7**	**514.6**	11.3%
Taxes	-184.4	-165.6	11.4%
Result after tax	**388.3**	**349.0**	11.3%
Result attributable to minority shareholders	-87.8	-75.1	16.9%
Result after tax and minority shareholders	**300.5**	**273.9**	9.7%
Non-life loss ratio (2)	71.5%	70.7%	
Non-life expense ratio (2)	23.2%	21.4%	
Non-life combined ratio (2)	94.7%	92.1%	
Life expense ratio (2)	1.9%	1.3%	

Million euros

(1) Ratios calculated over net premiums earned

(2) Net operating expenses/average third-party funds under management (annualised).

The contribution of the various Units and Companies to the consolidated result is shown below.

CONTRIBUTION TO THE CONSOLIDATED RESULT

	Net Result	Minority interests	Consolidation adjustments	**Contribution to consolidated result 6M06**	Contribution to consolidated result 6M 05
INSURANCE ACTIVITIES					
LIFE AND SAVINGS	55.6	-27.2	---	**28.4**	27.9
GENERAL INSURANCE	54.4	-26.7	---	**27.7**	25.4
COMMERCIAL INSURANCE	41.9	-20.5	---	**21.4**	16.9
MAPFRE CAJA SALUD	5.9	-2.9	---	**3.0**	2.6
Individual result and consolidation adjustments				**-1.0**	-0.3
MAPFRE-CAJA MADRID HOLDING				**79.5**	72.5
OTHER ACTIVITIES					
MAPFRE INMUEBLES	6.3	---	---	**6.3**	0.9
MAPFRE QUAVITAE	-0.3	0.1	---	**-0.2**	-0.4
COMPANIES OPERATING MAINLY IN SPAIN	163.8	-77.2	-1.0	**85.6**	73.0
MAPFRE AMÉRICA	38.7	-4.9	---	**33.8**	28.8
MAPFRE RE	43.7	-5.3	---	**38.4**	37.4
ASSISTANCE OPERATING UNIT	3.6	---	---	**3.6**	3.6
MAPFRE INTERNACIONAL(1)	1.3	---	---	**1.3**	0.6
COMPANIES OPERATING MAINLY ABROAD	87.3	-10.2	---	**77.1**	70.4
Other companies and consolidation adjustments				**1.6**	5.6
CORPORACIÓN MAPFRE				**164.3**	149.0
MAPFRE AUTOMÓVILES	123.4	---	---	**123.4**	116.5
MAPFRE AGROPECUARIA	4.8	---	---	**4.8**	4.8
MAPFRE SEGUROS GERAIS	2.6	-0.6	---	**2.0**	2.0
MAPFRE AMÉRICA VIDA	1.7	-0.2	---	**1.5**	1.1
BANCO DE SERVICIOS CAJA MADRID - MAPFRE	1.5	-0.8	---	**0.7**	2.3
Other companies and consolidation adjustments				**3.8**	-1.8
CONTRIBUTED BUSINESSES				**136.2**	124.9

Million euros

(1) The figures for the first half of 2005 correspond to MAPFRE INSULAR. Figures for 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

- **BALANCE SHEET**

The total assets of CORPORACIÓN MAPFRE amounted to €27,358.9 million (€26,884.4 million as at June 2005), an increase of 1.8%. The consolidated investments of CORPORACIÓN MAPFRE amounted to €20,063 million. The decrease against the same period of the previous year is due to the rise in interest rates and the appreciation of the Euro vs. the US dollar and some Latin American currencies.

The net consolidated equity of CORPORACIÓN MAPFRE reached €3,168.3 million vs. €3,012.6 million at the end of the first half 2005. This figure has been affected positively by the results of the business units, and negatively by the reduction in the amount of the unrealised gains. Of this amount, €994.6 million correspond to the stake of minority shareholders in subsidiary companies, while €2,173.7 million corresponds to the shareholders of CORPORACION MAPFRE. The consolidated equity per share stood at to €9.1 per share as at June 2006 (€9.1 per share at y ear end 2005).

The consolidated balance sheet is shown below:

CORPORACIÓN MAPFRE			
	6M 06	6M 05	% 06/05
ASSETS			
Goodwill	593.8	519.1	14.4%
Fixed assets	521.8	461.4	13.1%
Investments	20,063.0	20,518.4	-2.2%
Participation by reinsurance in technical reserves	1,618.9	1,329.6	21.8%
Other assets	4,561.4	4,055.9	12.5%
TOTAL ASSETS	**27,358.9**	**26,884.4**	1.8%
LIABILITIES			
Shareholders' Equity	2,173.7	2,086.5	4.2%
Minority interests	994.6	926.1	7.4%
Debt	552.9	377.8	46.3%
Technical reserves	20,488.6	19,875.0	3.1%
- Life insurance reserves	14,216.1	14,625.9	-2.8%
- Other technical reserves	6,272.5	5,249.1	19.5%
Reserves for risks and expenses	123.8	175.2	-29.3%
Other liabilities	3,025.3	3,443.8	-12.2%
TOTAL LIABILITIES	**27,358.9**	**26,884.4**	1.8%

Million euros

MAPFRE, S.A's investments and cash pro forma reached €24,360.4 million, a 1.0% increase with respect the same period last year.

The key pro forma balance sheet figures for MAPFRE, S.A. is shown below:

MAPFRE, S.A. (pro forma)

	6M 06	6M 05	% 06/05
Investments and cash	**24,360.4**	24,123.4	1.0%
Other tangible assets	**7,371.2**	6,544.9	12.6%
Technical reserves	**-23,467.0**	-22,563.3	4.0%
- Life assurance reserves	**-14,516.6**	-14,809.2	-2.0%
- Other technical reserves	**-8,950.4**	-7,754.1	15.4%
Financial debt	**-653.0**	-379.7	72.0%
Other liabilities	**-3,718.1**	-4,156.5	-10.5%
Minority interests	**-947.1**	-878.7	7.8%
Unrealised gains on real estate[1]	**595.2**	447.4	33.0%
Adjusted Net Asset Value [2]	**3,541.6**	3,137.5	12.9%

Million euros

(1) Calculated assuming a tax rate of 15%, due to deductions for reinvestment.

(2) Assuming the issuance of 24,049,908 new shares at a price pf €15.96 each, to be delivered to mutual members.

- ## ACQUISITIONS, PROJECTS AND DISPOSALS

Direct investments

In the second quarter of 2006, CORPORACIÓN MAPFRE fully subscribed in cash for a capital increase of €7.8 million carried out by MAPFRE INTERNACIONAL.

Investments made by subsidiaries

In the second quarter of the year, MAPFRE AMERICA CAUCIÓN Y CRÉDITO, a subsidiary of MAPFRE CAUCIÓN Y CRÉDITO, created a subsidiary in Mexico, MAPFRE FIANZAS, with a cash contribution of €4 million.

Financing

The investments detailed above were paid for with available cash.

♦ CHANGE IN MAPFRE'S CORPORATE STRUCTURE

As announced on 30th May, MAPFRE is adopting a new corporate structure. All of the Group's activities and entities will be integrated via a capital increase under the present listed holding company CORPORACIÓN MAPFRE, which will be renamed as MAPFRE, S.A.; FUNDACIÓN MAPFRE will hold the majority control of said listed holding company. With this reorganisation, MAPFRE submits itself entirely to the discipline and scrutiny of a listed company and ensures the valuation of all business activities, thereby raising considerably its market capitalisation, as well as its financial flexibility.

The change in the corporate structure will be carried out by means of:

- the transfer of MAPFRE MUTUALIDAD's insurance businesses (integrated within MAPFRE AUTOMÓVILES S.A.) and shareholdings to a newly created holding company: CARTERA MAPFRE;
- the donation to FUNDACIÓN MAPFRE of the stake in CARTERA MAPFRE owned by MAPFRE MUTUALIDAD, which will thereafter dissolve;
- the contribution by CARTERA MAPFRE of its shareholdings in operating companies to CORPORACIÓN MAPFRE (the future MAPFRE, S.A.) in a capital increase in-kind, without pre-emption rights, in exchange for 192,115,506 newly issued shares.

Mutual members can opt to receive their stake in the Mutual Equity Fund, which amounts to €383.8 million, in cash or in newly issued CORPORACIÓN MAPFRE shares.

On 29th June the terms of the exchange ratio to be used for the capital increase were made public. Taking as a reference the usual timeframes needed to obtain the required regulatory approvals, the new corporate structure is expected to come into place at the beginning of 2007.

- **STAFF**

As of 30th June 2006, CORPORACION MAPFRE, its subsidiaries and affiliates had a payroll of 20,724 employees, compared to 14,291 employees the previous year. The increase with respect to the previous year is due primarily to the inclusion of personnel from MAPFRE QUAVITAE employed in connection with activities run on behalf of the Public Administration (4,478 employees at June 2006). Eliminating this effect, the net increase amounted to 1,955 persons, mainly due to hirings at MAPFRE AMÉRICA and MAPRE ASISTENCIA, together with the consolidation of ENKEN SERVICIOS DE PREVENCIÓN and ENKEN ASISTENCIA within MAPFRE EMPRESAS.

The total staff figure consisted of 9,840 employees in Spain and 10,884 abroad.

The total number of employees of the future MAPFRE, S.A. as at 30th June 2006 was 27,077, against 20,318 at the end of June 2005.

ADDITIONAL INFORMATION

LIFE ASSURANCE OPERATING UNIT [(1)]: Key figures

	6M 06	6M 05	% 06/05
Technical Reserves PGC/PCEA	**13,272.6**	12,615.1	5.2%
IFRS adjustments	**908.1**	1,998.6	-54.6%
Technical Reserves IFRS	**14,180.7**	14,613.7	-3.0%
Mutual Funds	**3,436.0**	2,956.8	16.2%
Pension Funds	**1,307.4**	1,156.6	13.0%
Third-party funds under management	**18,924.1**	18,727.1	1.1%
Gross written and accepted premiums	**999.3**	1,072.7	-6.8%
Net premiums earned	**926.0**	1,002.4	-7.6%
Underwriting and financial result	**61.5**	62.3	-1.3%
Other business activities	**22.9**	20.8	10.1%
Gross result [(2)]	**84.4**	83.1	1.6%
Net result	**55.6**	54.8	1.5%
Investments	**14,796.1**	15,366.4	-3.7%
Shareholders' equity	**579.9**	584.1	-0.7%
Expense Ratio[(3)]	**0.9%**	0.9%	

Million euros

1) The figures for the first half of the previous year include the Life assurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the fourth quarter of 2005, with retroactive effect from 01.01.2005.

2) Before taxes and minority interests.

3) Net operating expenses/average third-party funds under management (annualised).

LIFE ASSURANCE OPERATING UNIT: Breakdown of gross premiums written

	6M 06	6M 05	% 06/05
Regular Premiums	**210.9**	**218.5**	-3.5%
- Agents channel	195.9	194.8	0.6%
- Bank channel	15.0	23.7	-36.7%
Single Premiums	**616.8**	**552.7**	11.6%
- Agents channel	253.4	193.4	31.0%
- Bank channel	363.4	359.3	1.1%
Life premiums - Savings	**827.7**	**771.2**	7.3%
Externalisation	**0.0**	**148.6**	---
- Agents channel	0.0	105.8	---
- Bank channel	0.0	42.8	---
Sub-total	**827.7**	**919.8**	-10.0%
Life Premiums - Protection	**171.6**	**152.9**	12.2%
- Agents channel	111.6	104.5	6.8%
- Bank channel	60.0	48.4	24.0%
TOTAL PREMIUMS	**999.3**	**1,072.7**	-6.8%
- Agents channel	560.9	598.5	-6.3%
- Bank channel	438.4	474.2	-7.5%

Million euros

LIFE ASSURANCE OPERATING UNIT: Breakdown of funds under management

	6M 06	6M 05	% 06/05
Regular premiums insurance	**4,330.4**	4,389.7	-1.4%
- Agents channel	**3,983.8**	4,051.6	-1.7%
- Bank channel	**346.6**	338.1	2.5%
Single premiums insurance	**9,357.0**	9,787.9	-4.4%
- Agents channel	**4,717.5**	5,078.5	-7.1%
- Bank channel	**4,639.5**	4,709.4	-1.5%
Life assurance - Protection	**171.3**	138.5	23.7%
- Agents channel	**37.3**	33.1	12.7%
- Bank channel	**134.0**	105.4	27.1%
Mathematical reserves	**13,858.7**	14,316.1	-3.2%
Other reserves	**322.0**	297.6	8.2%
TOTAL TECHNICAL RESERVES	**14,180.7**	14,613.7	-3.0%
Mutual funds and managed portfolios	**3,436.0**	2,956.8	16.2%
Pension funds	**1,307.4**	1,156.6	13.0%
- Individual system	**1,154.8**	1,015.1	13.8%
- Employers' system	**152.6**	141.5	7.8%
TOTAL MANAGED SAVINGS	**18,924.1**	18,727.1	1.1%

Million euros

LIFE ASSURANCE OPERATING UNIT: variation in funds under management

	6M 06	6M 05
Technical reserves	**-540.3**	1,130.7
> Variation under PGC/PGEA [2]	**381.1**	456.5
Mutual funds	**338.9**	276.7
> Net sales	**38.7**	19.6
Pension funds	**20.0**	53.4
> Net sales	**13.4**	17.0

Million euros

MAPFRE SEGUROS GENERALES: Key figures

	6M 06	6M 05	% 06/05
Operating income	**731.0**	670.4	9.0%
- Burial insurance	**206.6**	199.2	3.7%
- Other business lines	**524.4**	471.2	11.3%
Net premiums earned	**526.9**	477.9	10.3%
Underwriting result	**48.0**	36.9	30.1%
Net financial income	**31.3**	27.9	12.2%
Other business activities	**3.1**	1.8	72.2%
Gross result (1)	**82.4**	66.6	23.7%
Net result	**54.4**	42.7	27.4%
Investments	**1,145.7**	946.1	21.1%
Technical reserves	**1,383.4**	1,197.4	15.5%
Shareholders' equity	**310.8**	290.6	7.0%
Non-life loss ratio(2)	**63.9%**	64.7%	
Non-life expense ratio(2)	**26.8%**	27.3%	
Non-life combined ratio(2)	**90.7%**	92.0%	

Million euros

1) Before taxes and minority interests.

2) Ratios as a % of net premiums earned.

MAPFRE EMPRESAS(1): Key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**677.0**	604.6	12.0%
- Industrial business	**290.7**	272.9	6.5%
- Large Risks business	**313.1**	260.5	20.2%
- Credit and Surety business	**73.2**	71.2	2.8%
Net premiums earned	**219.3**	197.6	11.0%
Underwriting result	**41.2**	31.7	30.0%
Net financial income	**23.1**	31.9	-27.6%
Other business activities	**1.6**	1.7	-5.9%
Gross result (2)	**65.9**	65.3	0.9%
Net result	**41.9**	42.8	-2.1%
Investments	**1,106.0**	946.7	16.8%
Technical reserves	**2,075.1**	1,719.1	20.7%
Shareholders' equity	**268.0**	257.6	4.0%
Non-life loss ratio(3)	**68.1%**	70.0%	
Non-life expense ratio(3)	**13.1%**	13.9%	
Non-life combined ratio(3)	**81.2%**	83.9%	

Million euros

1) The figures for the first half of 2005 do not include the Life assurance business, which was transferred to MAPFRE VIDA in the fourth quarter 2005, with retroactive effect from 01.01.2005.

2) Before taxes and minority interests.

3) Ratios as a % of net premiums earned.

4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio

MAPFRE CAJA SALUD: Key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**388.1**	356.2	9.0%
- Agency network[1]	**366.9**	337.4	8.7%
- Bank network	**21.2**	18.8	12.8%
Net premiums earned	**191.9**	175.7	9.2%
Underwriting result	**7.2**	5.3	35.8%
Net financial income	**4.9**	4.3	14.0%
Other business activities	**-2.6**	-1.3	-100.0%
Gross result [2]	**9.5**	8.3	14.5%
Net result	**5.9**	5.1	15.7%
Investments	**73.8**	102.5	-28.0%
Technical reserves	**269.2**	237.5	13.3%
Shareholders' equity	**111.4**	100.3	11.1%
Non-life loss ratio[3]	**80.9%**	81.0%	
Non-life expense ratio[3]	**15.4%**	15.9%	
Non-life combined ratio[3]	**96.3%**	96.9%	

Million euros

1) Including brokers.

2) Before taxes and minority interests.

3) Ratios as a % of net premiums earned.

MAPFRE AMÉRICA: Key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**1,039.0**	732.4	41.9%
Net premiums earned	**732.0**	549.0	33.3%
Underwriting result	**-15.8**	-7.6	107.9%
Net financial income	**67.6**	48.4	39.7%
Other business activities	**-1.2**	3.8	---
Gross result [1]	**50.6**	44.6	13.5%
Net result	**38.7**	33.0	17.3%
Investments	**1,298.3**	1,254.3	3.5%
Technical reserves	**1,302.1**	1,090.0	19.5%
Shareholders' equity	**767.2**	704.4	8.9%
Non-life loss ratio[2]	**68.3%**	68.8%	
Non-life expense ratio[2]	**33.9%**	32.6%	
Non-life combined ratio[2]	**102.2%**	101.4%	

Million euros

1) Before taxes and minority interests.

2) Ratios as a % of net premiums earned

MAPFRE RE: Key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**713.6**	666.8	7.0%
- of which Life premiums	**49.6**	52.4	-5.3%
Net premiums earned	**438.3**	437.7	0.1%
Underwriting result	**29.7**	45.1	-34.1%
Net financial income	**37.7**	15.5	143.2%
Other business activities	**-1.3**	-1.9	-31.6%
Gross result [1]	**66.1**	58.7	12.6%
Net result	**43.7**	34.0	28.5%
Investments	**1,649.4**	1,521.4	8.4%
Technical reserves	**1,576.0**	1,261.8	24.9%
Shareholders' equity	**623.3**	652.1	-4.4%
Non-life loss ratio[2]	**58.9%**	59.3%	
Non-life expense ratio[2]	**35.0%**	31.0%	
Non-life combined ratio[2]	**93.9%**	90.3%	

Million euros

1) *Before taxes and minority interests*

2) Ratios as a % of net premiums earned

MAPFRE ASISTENCIA: Key figures

	6M 06	6M 05	% 06/05
Operating income	**210.4**	165.1	27.4%
- Gross written and accepted premiums	**146.1**	123.5	18.3%
- Other income	**64.3**	41.6	54.6%
Net premiums earned	**115.8**	90.0	28.7%
Underwriting result	**8.8**	6.0	46.7%
Net financial income	**-1.8**	0.4	---
Other business activities	**-2.3**	-2.1	9.5%
Gross result [1]	**4.7**	4.3	9.3%
Net result	**3.6**	3.6	0.0%
Investments	**40.5**	40.4	0.2%
Technical reserves	**147.2**	113.2	30.0%
Shareholders' equity	**88.5**	82.7	7.0%
Non-life loss ratio[2]	**69.4%**	73.9%	
Non-life expense ratio[2]	**23.0%**	19.3%	
Non-life combined ratio[2]	**92.4%**	93.2%	

Million euros

1) Before taxes and minority interests.

2) Ratios as a % of net premiums earned

Contributed businesses: MAPFRE AUTOMOVILES - key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**1,198.2**	1,147.2	4.4%
Net premiums earned	**1,105.1**	1,033.6	6.9%
Underwriting result	**77.7**	95.5	-18.6%
Net financial income	**93.4**	60.5	54.4%
Other business activities	**12.6**	17.1	-26.3%
Gross result [1]	**183.7**	173.1	6.1%
Net result	**123.4**	116.5	5.9%
Fixed assets	**296.1**	276.3	7.2%
Investments	**2,321.5**	2,048.9	13.3%
- Real estate	**416.1**	373.5	11.4%
- Other investments and cash	**1,905.4**	1,675.4	13.7%
Technical reserves	**2,349.2**	2,193.5	7.1%
Non-life loss ratio[2]	**80.2%**	78.1%	
Non-life expense ratio[2]	**12.8%**	12.7%	
Non-life combined ratio[2]	**93.0%**	90.8%	

Million euros

1) Before taxes.

2) Ratios as a % of net premiums earned.

Contributed businesses: MAPFRE AGROPECUARIA - key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**120.9**	98.0	23.4%
Net premiums earned	**95.9**	77.2	24.2%
Underwriting result	**4.6**	6.4	-28.1%
Net financial income	**3.3**	2.4	37.5%
Other business activities	**-0.6**	-1.5	-60.0%
Gross result [1]	**7.3**	7.3	0.0%
Net result	**4.8**	4.8	0.0%
Investments	**201.3**	164.3	22.5%
Technical reserves	**199.7**	143.7	39.0%
Shareholders' equity	**106.8**	97.3	9.8%
Non-life loss ratio[2]	**73.8%**	70.4%	
Non-life expense ratio[2]	**21.4%**	21.3%	
Non-life combined ratio[2]	**95.2%**	91.7%	

Million euros

1) Before taxes.

2) Ratios as a % of net premiums earned.

Contributed businesses: BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE - key figures

	6M 06	6M 05	% 06/05
Net interest income	**40.5**	32.2	25.8%
Ordinary revenues	**41.3**	33.4	23.7%
Operating profits	**21.9**	15.5	41.3%
General provisions	**-19.0**	-8.2	131.7%
Profit before tax	**3.5**	8.8	-60.2%
Net attributable profit	**1.5**	4.7	-68.1%
Lending portfolio (net)	**3,966.9**	2,790.1	42.2%
Shareholders' equity	**297.5**	229.9	29.4%
Cost/income ratio [1]	**45.0%**	50.6%	
NPL ratio	**1.5%**	1.4%	
Coverage ratio	**158.4%**	171.2%	
BIS ratio	**9.4%**	9.1%	

Million euros

1) Operating expenses / Ordinary revenues

Contributed businesses: MAPFRE SEGUROS GERAIS - key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**58.3**	53.8	8.4%
Net premiums earned	**42.2**	38.1	10.8%
Underwriting result	**0.1**	2.7	-96.3%
Net financial income	**4.2**	2.1	100.0%
Other business activities	**-0.3**	-0.8	-62.5%
Gross result [1]	**4.0**	4.0	0.0%
Net result	**2.6**	2.6	0.0%
Investments	**105.2**	85.6	22.9%
Technical reserves	**101.3**	90.8	11.6%
Shareholders' equity	**66.4**	65.1	2.0%
Non-life loss ratio[2]	**75.4%**	68.7%	
Non-life expense ratio[2]	**24.4%**	24.3%	
Non-life combined ratio[2]	**99.8%**	93.0%	

Million euros

1) Before taxes.

2) Ratios as a % of net premiums earned.

Contributed businesses: MAPFRE AMÉRICA VIDA - key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**208.7**	119.4	74.8%
Net premiums earned	**187.9**	101.4	85.3%
Underwriting result	**3.3**	1.9	73.7%
Gross result [1]	**3.3**	1.9	73.7%
Net result	**1.7**	1.2	41.7%
Investments	**373.3**	285.0	31.0%
Technical reserves	**383.8**	271.4	41.4%
Shareholders' equity	**74.0**	68.6	7.9%
Expenses ratio [2]	**46.7%**	16.2%	

Million euros

1) Before taxes and minority interests.

2) Operating expenses/ average technical reserves (annualised)

CORPORACIÓN MAPFRE: Statement of changes in equity

STATEMENT OF CHANGES IN EQUITY	Share capital	Reserves	Valuation adjusts.	Translation differences	Result	Minority interests	Total Equity
Balance as at 31/12/05	**119,5**	**1.822,3**	**135,7**	**47,6**	**78,3**	**975,7**	**3.179,1**
Distribution of previous year's result		-35,7				-14,8	-50,5
Additions and deductions accounted for directly in equity[1]		0,5	-34,3	-46,2		-10,1	-90,1
Quarterly result					86,0	43,8	129,8
Balance as at 31/03/06	**119,5**	**1.787,1**	**101,4**	**1,4**	**164,3**	**994,6**	**3.168,3**

Million euros

1) Includes, net of tax the results arising from: changes in the market value of investments available for sale; coverage of cash flows; exchange rate differences; other items.

MAPFRE, S.A.: Reconciliation with the results of SISTEMA MAPFRE

	6M 06	6M 05
Result before tax and minority shareholders - MAPFRE S.A.	**572.7**	**514.6**
Taxes	-166.1	-148.2
Result after tax	**406.6**	**366.4**
Result attributable to minority shareholders	-162.2	-140.9
Result after tax and minority shareholders - SISTEMA MAPFRE	**244.4**	**225.5**

Million euros

CORPORACIÓN MAPFRE / MAPFRE, S.A.: Elimination of internal reinsurance ceded to MAPFRE RE

	Technical reserves		Gross written and accepted premiums	
	6M06	6M05	**6M06**	6M05
CORPORACIÓN MAPFRE	**-470.4**	-393.1	**-285.3**	-261.6
MAPFRE, S.A.	**-38.9**	-165.7	**-16.5**	-3.4

Million euros

CORPORACIÓN MAPFRE: Breakdown of equity by Units and Businesses

	Equity					
	6M 06 Share of		6M 05 Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE VIDA	295.7	284.2	297.9	286.2	-0.7%	-0.7%
MAPFRE SEGUROS GENERALES	158.5	152.3	148.2	142.4	7.0%	7.0%
MAPFRE EMPRESAS	136.7	131.3	131.3	126.3	4.1%	4.0%
MAPFRE CAJA SALUD	56.8	54.6	51.2	49.1	10.9%	11.2%
Consolidation adjustments/minority interests	145.9	140.0	125.9	120.9	15.9%	15.8%
MAPFRE-CAJA MADRID	793.6	762.4	754.5	724.9	5.2%	5.2%
MAPFRE AMÉRICA	671.0	96.2	615.8	88.6	9.0%	8.6%
MAPFRE RE	547.9	75.4	573.3	78.8	-4.4%	-4.3%
MAPFRE ASISTENCIA	88.5	---	82.7	---	7.0%	---
OTHER COMPANIES	181.6	18.9	83.9	18.6	116.4%	1.6%
Consolidation adjustments/minority interests	-108.9	41.7	-23.7	15.2	---	174.3%
CORPORACIÓN MAPFRE	**2,173.7**	**994.6**	**2,086.5**	**926.1**	4.2%	7.4%

Million euros

CONTRIBUTED BUSINESSES: Pro forma income statement

	6M 06	6M 05	**Var. %**
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,348.6	1,297.1	4.0%
Premiums earned, net of ceded and retroceded reinsurance	1,243.7	1,154.2	7.8%
Net claims incurred and variation in other technical provisions	-997.7	-883.8	12.9%
Operating expenses, net of reinsurance	-180.7	-145.8	23.9%
Other technical income and expenses	2.6	-1.5	---
Technical result	67.9	123.1	-44.8%
Net financial income	114.3	54.0	111.7%
Other non-technical income and expenses	11.4	-1.8	---
Result of Non-life business	**193.6**	**175.3**	**10.4%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	208.7	117.9	77.0%
Premiums earned, net of ceded and retroceded reinsurance	187.9	101.3	85.5%
Net claims incurred and variation in other technical provisions	-117.9	-89.7	31.4%
Operating expenses, net of reinsurance	-76.6	-21.8	---
Other technical income and expenses	0.0	-0.1	---
Technical result	-6.6	-10.3	-35.9%
Net financial income	9.9	12.4	-20.2%
Unrealised gains and losses in Unit Linked products	---	---	---
Other non-technical income and expenses	---	---	---
Result of Life business	**3.3**	**2.1**	**57.1%**
OTHER BUSINESS ACTIVITIES			
Operating income	45.9	20.9	119.6%
Operating expenses	-42.8	-17.3	147.4%
Net financial income	0.7	0.3	133.3%
Results from minority shareholdings	0.7	---	---
Other net income	0.1	---	---
Results from other business activities	**4.6**	**3.9**	**17.9%**
Result before tax and minority shareholders	**201.5**	**181.3**	**11.1%**
Taxes	-65.3	-57.9	12.8%
Result after tax	**136.2**	**123.4**	**10.4%**
Result attributable to minority shareholders	0.0	1.5	---
Result after tax and minority shareholders	**136.2**	**124.9**	**9.0%**
Non-life loss ratio (1)	80.2%	76.6%	
Non-life expense ratio (1)	14.3%	12.8%	
Non-life combined ratio (1)	94.5%	89.3%	

Million euros

1) Ratios calculated over net premiums earned

CONTRIBUTED BUSINESSES: Pro forma balance sheet

	6M 06	6M 05	% 06/05
ASSETS			
Goodwill	**2.6**	1.6	62.5%
Fixed assets	**564.4**	440.9	28.0%
Investments	**3,073.0**	2,604.5	18.0%
Participation of reinsurance in technical reserves [(1)]	**-2.3**	24.9	---
Other assets	**1,016.7**	917.1	10.9%
TOTAL ASSETS	**4,654.4**	3,989.0	16.7%
LIABILITIES			
Shareholders' equity	**1,054.5**	808.6	30.4%
Minority interests [(1)]	**-47.5**	-47.4	0.2%
Debt	**100.1**	1.9	---
Technical reserves	**2,978.3**	2,688.4	10.8%
- Life assurance reserves	**300.4**	183.3	63.9%
- Other technical reserves	**2,677.9**	2,505.1	6.9%
Reserves for risks and expenses	**51.7**	37.1	39.4%
Other liabilities	**517.3**	500.4	3.4%
TOTAL LIABILITIES	**4,654.4**	3,989.0	16.7%

Million euros

CORPORACIÓN MAPFRE: Current organisational chart



MAPFRE MUTUALIDAD
Motor Insurance business
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
100%
MAPFRE AGROPECUARIA
55%
CORPORACIÓN MAPFRE
75%
MAPFRE SEGUROS GERAIS
88%
MAPFRE AMÉRICA VIDA
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
100 %
MAPFRE INTERNACIONAL
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

MAPFRE S:A.: Expected organisational chart



FUNDACIÓN MAPFRE
100%
CARTERA MAPFRE
> 71%
MAPFRE S.A.
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE AUTOMOVILES
100 %
RED MAPFRE
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100 %
MAPFRE ASISTENCIA
100%
MAPFRE INMUEBLES
100%
MAPFRE AGRO-PECUARIA
88%
MAPFRE AMÉRICA VIDA
100%
MAPFRE SEGUROS GERAIS
100%
MAPFRE INTERNA-CIONAL
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
OTHER SUBSIDIARIES
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

(1) ISSUANCE, PARTIAL OR COMPLETE REPAYMENT OF FINANCIAL BORROWINGS

No transactions of this nature were carried out in the period.

(2) SECURITIES ISSUED BY THIRD PARTIES AND GUARANTEED BY THE GROUP

No transactions of this nature were carried out in the period.

DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	30	0.15	35,835
2. Preference Shares	3110	--	--	--
3. Redeemable Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

The following dividends were paid in the fiscal year:

Supplementary dividend, paid out of the results for fiscal year 2005 on 5 May 2006; shares numbered 1 to 238,900,706 collected € 0.15 gross per share.

XIV. TRANSACTIONS WITH RELATED PARTIES

1. TRANSACTIONS CARRIED OUT WITH SIGNIFICANT SHAREHOLDERS OF THE COMPANY

Code	Description of the transaction	S/G[1]	Present/Previous[2]	Amount (€ thousand)	Gain/Loss (€ thousand)	Short-term/Long-term	Related party

Other (033): Accepted and ceded reinsurance transactions.

2. TRANSACTIONS CARRIED OUT WITH MANAGERS OF THE COMPANY

Code	Description of the transaction	S/G	Present/Previous	Amount (€ thousand)	Gain/Loss (€ thousand)	Short-term/Long-term	Related party

3. TRANSACTIONS CARRIED OUT AMONG STAFF, COMPANIES OR ENTITIES OF THE GROUP

Code	Description of the transaction	S/G	Present/Previous	Amount (€ thousand)	Gain/Loss (€ thousand)	Short-term/Long-term	Related party

4. TRANSACTIONS WITH OTHER RELATED PARTIES

Code	Description of the transaction	S/G	Present/Previous	Amount (€ thousand)	Gain/Loss (€ thousand)	Short-term/Long-term	Related party

[1] S = single transaction; G = Group of transactions.
[2] Present = transactions commenced and ended within the fiscal year; Previous = transactions commenced in previous fiscal years and not yet ended at the close of the fiscal year under consideration.

CORPORACIÓN MAPFRE

First half 2006 results

MAPFRE



Madrid, 25th July 2006

Section I Key facts
Section II Financial information
Section III Business development
Appendix
Calendar and contacts

Executive summary

- During the first half of 2006, the business activities of CORPORACIÓN MAPFRE and its subsidiaries had a positive development:
  - Non-life direct insurance and accepted reinsurance premiums were €3,381.8 million, a 17.7% increase;
  - Managed savings reached €18,959.5 million, equivalent to a growth of 1.2% (7.8% excluding the impact of shadow accounting);
  - MAPFRE AMERICA recorded a premiums volume of €1,039.0 million, a 41.9% increase;
  - Reinsurance premiums accepted by MAPFRE RE rose by 7.0% to €713.6 million.

- The net consolidated profit increased 10.3% with respect to the same period of the previous year, reaching €164.3 million. Excluding the effect of the variation in the value of some investments (IFRS adjustments), profits would have increased by 15.4%.

- The international rating agency Standard and Poor's raised MAPFRE RE's rating to 'AA/stable outlook' (from 'AA-') and affirmed the ratings assigned to MAPFRE MUTUALIDAD, MAPFRE EMPRESAS and CORPORACIÓN MAPFRE.

Change in MAPFRE's corporate structure

- As announced on 30th May, MAPFRE is adopting a new corporate structure. All of the Group's activities and entities will be integrated via a capital increase under the present listed holding company CORPORACIÓN MAPFRE, which will be renamed as MAPFRE, S.A.; FUNDACIÓN MAPFRE will hold the majority control of said listed holding company. With this reorganisation, MAPFRE submits itself entirely to the discipline and scrutiny of a listed company and ensures the valuation of all business activities, thereby raising considerably its market capitalisation, as well as its financial flexibility.

- The change in the corporate structure will be carried out by means of:

  - the transfer of MAPFRE MUTUALIDAD's insurance businesses (integrated within MAPFRE AUTOMÓVILES S.A.) and shareholdings to a newly created holding company: CARTERA MAPFRE;
  - the donation to FUNDACIÓN MAPFRE of the stake in CARTERA MAPFRE owned by MAPFRE MUTUALIDAD, which will thereafter dissolve;
  - the contribution by CARTERA MAPFRE of its shareholdings in operating companies(1) to CORPORACIÓN MAPFRE (the future MAPFRE, S.A.) in a capital increase in-kind, without pre-emption rights, in exchange for 192,115,506 newly issued shares.

- Mutual members can opt to receive their stake in the Mutual Equity Fund, which amounts to €383.8 million, in cash or in newly issued CORPORACIÓN MAPFRE shares.

- On 29th June the terms of the exchange for the capital increase were made public. Taking as a reference the usual timeframes needed to obtain the required regulatory approvals, the new corporate structure is expected to come into place at the beginning of 2007.

1) The list of the shareholdings that CARTERA MAPFRE will transfer to CORPORACIÓN MAPFRE can be found in the Appendix.

Summarised schedule

- **29 May**: Approval of the change in corporate structure by the Boards of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE ✓
- **30-31 May**: Filing with the CNMV and press conference ✓; Presentation to analysts and investors ✓
- **15 June**: Approval of the change in corporate structure by the Extraordinary General Assembly of MAPFRE MUTUALIDAD ✓
- **29 June**: Approval of the valuation parameters and exchange ratio by the Boards of Directors of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE ✓
- **July**: Application for the relevant authorisations from the DGSFP ✓
- **25 July**: Publication of SISTEMA MAPFRE's first half results ✓
- **Q4 '06**: Approval of the in-kind capital increase without pre-emption rights by the Extraordinary General Shareholders' Meeting of CORPORACIÓN MAPFRE; Authorisation by the DGSFP; Change in the composition of the Board of Directors of MAPFRE, S.A.
- **Q1 '07**: Capital increase by CORPORACIÓN MAPFRE (once authorisation received from the CNMV); New structure becomes effective

Key operating figures

- The following table shows the development of the main units of the Group's listed entity, together with the businesses which will be contributed to CORPORACIÓN MAPFRE (future MAPFRE, S.A.):

	Revenues	% Var.	Net profit	% Var.	Combined ratio [1] 6M 06	Combined ratio [1] 6M 05
LIFE AND SAVINGS	**1,485.8**	-12.1%	**55.6**	1.5%	**0.9%**	0.9%
GENERAL INSURANCE	**785.6**	3.2%	**54.4**	27.4%	**90.7%**	92.0%
COMMERCIAL INSURANCE	**730.7**	13.2%	**41.9**	-2.1%	**81.2%**	83.9%
HEALTH	**399.1**	10.4%	**5.9**	15.7%	**96.3%**	96.9%
AMÉRICA	**1,132.7**	41.4%	**38.7**	17.3%	**102.2%**	101.4%
RE	**806.0**	9.1%	**43.7**	28.5%	**93.9%**	90.3%
ASISTENCIA	**210.3**	27.3%	**3.6**	0.0%	**92.4%**	93.2%
CORPORACIÓN MAPFRE	**5,368.4**	8.7%	**164.3**	10.3%	**94.9%**	93.8%
MAPFRE AUTOMÓVILES	**1,396.7**	8.7%	**123.4**	5.9%	**93.0%**	90.8%
MAPFRE AGROPECUARIA	**126.8**	24.3%	**4.8**	0.0%	**95.2%**	91.7%
MAPFRE SEGUROS GERAIS	**64.6**	14.7%	**2.6**	0.0%	**99.8%**	93.0%
MAPFRE AMÉRICA VIDA	**231.7**	71.0%	**1.7**	41.7%	**46.7%**	16.2%
MAPFRE, S.A. (pro forma)	**7,144.0**	10.6%	**300.5**	9.7%	**94.7%**	92.1%

1) The figures for the LIFE AND SAVINGS OPERATING UNIT and MAPFRE AMERICA VIDA correspond to the expense ratio as a percentage of average third-party funds under management (annualised).

Million euros

CORPORACIÓN MAPFRE:
Key figures

MAPFRE

	6M 06	6M 05	% 06/05
Non-Life gross written and accepted premiums	**3,381.8**	2,873.1	17.7%
Life gross written and accepted premiums	**1,038.9**	1,106.3	-6.1%
Total gross written and accepted premiums	**4,420.7**	3,979.4	11.1%
Net income, group share	**164.3**	149.0	10.3%
Total assets	**27,358.9**	26,884.4	1.8%
Managed savings [1]	**18,959.5**	18,739.3	1.2%
Shareholders' equity	**2,173.7**	2,086.5	4.2%
Financial debt	**552.9**	377.8	46.3%
Market capitalisation	**3,447.3**	2,955.2	16.7%
Number of shares	**238,900,706**	238,900,706	---
Earnings per share	**0.69**	0.62	16.7%
Employees	**20,724**	14,291	45.0%
Non-life loss ratio [2]	**66.6%**	67.1%	
Non-life expense ratio [2]	**28.3%**	26.7%	
Non-life combined ratio [2]	**94.9%**	93.8%	

1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries.
2) Ratios calculated as a percentage of net premiums earned.

Million euros

Section I Key facts

Section II Analysis of results

Section III Business development

Appendix

Calendar and contacts

MAPFRE

Net consolidated revenues

	Written and accepted premiums			Income from Investments			Other income			Total Revenues		
	6M 06	6M 05	% Var.	**6M 06**	6M 05	% Var.	**6M 06**	6M 05	% Var.	**6M 06**	6M 05	% Var.
LIFE AND SAVINGS	**999.3**	1,072.7	-6.8%	**444.3**	570.1	-22.1%	**42.2**	47.7	-11.5%	**1,485.8**	1,690.5	-12.1%
GENERAL INSURANCE	**731.0**	670.4	9.0%	**37.7**	79.4	-52.5%	**16.9**	11.4	48.2%	**785.6**	761.2	3.2%
COMMERCIAL INSURANCE	**677.0**	604.6	12.0%	**35.4**	23.0	53.9%	**18.3**	18.0	1.7%	**730.7**	645.6	13.2%
HEALTH	**388.1**	356.2	9.0%	**5.8**	4.6	26.1%	**5.2**	0.7	---	**399.1**	361.5	10.4%
Holding (non consolidated)	---	---	---	**75.1**	162.7	-53.8%	**0.0**	0.3	---	**75.1**	163.0	-53.9%
Consolidation adjustments	---	-4.0	---	**-81.9**	-176.0	-53.5%	**-0.5**	-25.5	-98.0%	**-82.4**	-205.5	-59.9%
MAPFRE-CAJA MADRID	**2,795.4**	2,699.9	3.5%	**516.4**	663.8	-22.2%	**82.1**	52.6	56.1%	**3,393.9**	3,416.3	-0.7%
INMUEBLES	---	---	---	**0.1**	0.3	-66.7%	**54.7**	17.6	---	**54.8**	17.9	---
QUAVITAE	---	---	---	---	---	---	**50.6**	37.4	35.3%	**50.6**	37.4	35.3%
Domestic Business	**2,795.4**	2,699.9	3.5%	**516.5**	664.1	-22.2%	**187.4**	107.6	74.2%	**3,499.3**	3,471.6	0.8%
AMERICA	**1,039.0**	732.4	41.9%	**88.8**	55.6	59.7%	**4.9**	13.3	-63.2%	**1,132.7**	801.3	41.4%
RE	**713.6**	666.8	7.0%	**91.7**	71.0	29.2%	**0.7**	1.1	-36.4%	**806.0**	738.9	9.1%
ASISTENCIA	**146.1**	123.5	18.3%	**3.7**	4.0	-7.5%	**60.5**	37.7	60.5%	**210.3**	165.2	27.3%
MAPFRE INTERNACIONAL[1]	**17.9**	6.1	193.4%	**2.1**	0.0	---	**0.1**	0.0	---	**20.1**	6.1	---
Consolidation adjustments	**-291.3**	-249.3	16.8%	---	---	---	---	---	---	**-291.3**	-249.3	16.8%
International Business	**1,625.3**	1,279.5	27.0%	**186.3**	130.6	42.6%	**66.2**	52.1	27.1%	**1,877.8**	1,462.2	28.4%
Holding (non consolidated)	---	---	---	**65.2**	141.3	-53.9%	**0.6**	2.1	-71.4%	**65.8**	143.4	-54.1%
Consolidation adjustments and other companies	---	---	---	**-63.1**	-162.1	-61.1%	**-11.4**	22.3	-151.1%	**-74.5**	-139.8	-46.7%
CORPORACIÓN MAPFRE	**4,420.7**	3,979.4	11.1%	**704.9**	773.9	-8.9%	**242.8**	184.1	31.9%	**5,368.4**	4,937.4	8.7%
MAPFRE AUTOMÓVILES	**1,198.2**	1,147.2	4.4%	**124.5**	72.5	71.7%	**74.0**	65.1	13.7%	**1,396.7**	1,284.8	8.7%
MAPFRE AGROPECUARIA	**120.9**	98.0	23.4%	**4.6**	3.1	48.4%	**1.3**	0.9	44.4%	**126.8**	102.0	24.3%
MAPFRE SEGUROS GERAIS	**58.3**	53.8	8.4%	**4.8**	2.3	108.7%	**1.5**	0.2	---	**64.6**	56.3	14.7%
MAPFRE AMÉRICA VIDA	**208.7**	119.4	74.8%	**21.9**	15.2	44.1%	**1.1**	0.9	22.2%	**231.7**	135.5	71.0%
Consolidation adjustments and other companies	**-28.8**	-3.4	---	**0.4**	7.8	-94.9%	**-15.8**	-60.5	-73.9%	**-44.2**	-56.1	---
MAPFRE, S.A. (pro forma)	**5,978.0**	5,394.4	10.8%	**861.1**	874.8	-1.6%	**304.9**	190.7	59.9%	**7,144.0**	6,459.9	10.6%

Million euros

1) The figures for the first half of 2005 correspond to MAPFRE INSULAR. Figures for the first half of 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

Breakdown of premiums in Spain by distribution channel

	AGENTS CHANNEL			CAJA MADRID BANK CHANNEL			TOTAL		
	6M 06	6M 05	% Var.	**6M 06**	6M 05	% Var.	**6M 06**	6M 05	% Var.
LIFE	560.9	598.5	-6.3%	438.4	474.2	-7.5%	999.3	1,072.7	-6.8%
GENERAL INSURANCE	651.9	617.0	5.7%	79.1	53.4	48.1%	731.0	670.4	9.0%
COMMERCIAL INSURANCE	662.0	586.6	12.9%	15.0	18.0	-16.7%	677.0	604.6	12.0%
HEALTH	366.9	337.4	8.7%	21.2	18.8	12.8%	388.1	356.2	9.0%
Consolidation adjustments							---	-4.0	---
MAPFRE-CAJA MADRID	2,241.7	2,139.5	4.8%	553.7	564.4	-1.9%	2,795.4	2,699.9	3.5%
MAPFRE AUTOMÓVILES [1]	1,181.1	1,133.3	4.2%	17.1	13.9	23.0%	1,198.2	1,147.2	4.4%
MAPFRE AGROPECUARIA [1]	120.9	98.0	23.4%	---	---	---	120.9	98.0	23.4%

Million euros

1) Businesses which will be contributed to CORPORACIÓN MAPFRE (future MAPFRE, S.A.).

CORPORACIÓN MAPFRE:
Consolidated income statement

	6M 06	6M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	3,381.8	2,873.1	17.7%
Premiums earned, net of ceded and retroceded reinsurance	2,187.1	1,901.0	15.0%
Net claims incurred and variation in other technical provisions	-1,455.8	-1,276.1	14.1%
Operating expenses, net of reinsurance	-590.7	-479.8	23.1%
Other technical income and expenses	-27.6	-27.4	0.7%
Technical result	113.0	117.7	-4.0%
Net financial income	159.5	105.6	51.0%
Other non-technical income and expenses	2.8	16.3	-82.8%
Result of Non-life business	**275.3**	**239.6**	**14.9%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,038.9	1,106.3	-6.1%
Premiums earned, net of ceded and retroceded reinsurance	973.0	1,032.5	-5.8%
Net claims incurred and variation in other technical provisions	-1,048.7	-1,375.6	-23.8%
Operating expenses, net of reinsurance	-83.3	-73.5	13.3%
Other technical income and expenses	-3.1	-5.9	-47.5%
Technical result	-162.1	-422.6	-61.6%
Net financial income	231.0	481.5	-52.0%
Unrealised gains and losses in Unit Linked products	2.9	12.0	-75.8%
Other non-technical income and expenses	0.9	-4.6	-119.6%
Result of Life business	**72.7**	**66.4**	**9.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	212.6	119.5	77.9%
Operating expenses	-187.2	-109.4	71.1%
Net financial income	-5.8	13.1	-144.3%
Results from minority shareholdings	4.5	3.8	18.4%
Other net income	-0.9	0.4	---
Results from other business activities	**23.2**	**27.4**	**-15.3%**
Result before tax and minority shareholders	**371.2**	**333.4**	**11.3%**
Taxes	-119.1	-107.9	10.4%
Result after tax	**252.1**	**225.5**	**11.8%**
Result attributable to minority shareholders	-87.8	-76.5	14.8%
Result after tax and minority shareholders	**164.3**	**149.0**	**10.3%**
Non-life loss ratio (2)	66.6%	67.1%	
Non-life expense ratio (2)	28.3%	26.7%	
Non-life combined ratio (2)	94.9%	93.8%	
Life expense ratio (2)	1.1%	1.1%	

1) Ratios calculated over net premiums earned.
2) Net operating expenses/average third-party funds under management (annualised).

Million euros

CORPORACIÓN MAPFRE:
Balance sheet

	6M 06	6M 05	% 06/05
ASSETS			
Goodwill	593.8	519.1	14.4%
Fixed assets	521.8	461.4	13.1%
Investments	20,063.0	20,518.4	-2.2%
Participation by reinsurance in technical reserves	1,618.9	1,329.6	21.8%
Other assets	4,561.4	4,055.9	12.5%
TOTAL ASSETS	**27,358.9**	**26,884.4**	1.8%
LIABILITIES			
Shareholders' Equity	2,173.7	2,086.5	4.2%
Minority interests	994.6	926.1	7.4%
Debt	552.9	377.8	46.3%
Technical reserves	20,488.6	19,875.0	3.1%
- Life insurance reserves	14,216.1	14,625.9	-2.8%
- Other technical reserves	6,272.5	5,249.1	19.5%
Reserves for risks and expenses	123.8	175.2	-29.3%
Other liabilities	3,025.3	3,443.8	-12.2%
TOTAL LIABILITIES	**27,358.9**	**26,884.4**	1.8%

Million euros

CORPORACIÓN MAPFRE:
Statement of changes in equity


3,179.1
(50.5)
(90.1)
129.8
3,168.3
Equity as at 31.03.06
Distribution of previous year's result
Additions and deductions accounted for directly in equity(1)
Quarterly result
Equity as at 30.06.06

Minority shareholders	975.7	-14.8	-10.1	43.8	994.6

Million euros

1) Includes, net of tax the results arising from: changes in the market value of investments available for sale; coverage of cash flows; exchange rate differences; other items.

MAPFRE, S.A.:
Consolidated income statement

	6M 06	6M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,730.4	4,170.2	13.4%
Premiums earned, net of ceded and retroceded reinsurance	3,430.8	3,055.2	12.3%
Net claims incurred and variation in other technical provisions	-2,453.5	-2,159.9	13.6%
Operating expenses, net of reinsurance	-771.4	-625.6	23.3%
Other technical income and expenses	-25.0	-29.0	-13.8%
Technical result	180.9	240.7	-24.8%
Net financial income and other non-technical income and expenses	288.0	174.4	65.1%
Result of Non-life business	**468.9**	**415.1**	13.0%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,247.6	1,224.2	1.9%
Premiums earned, net of ceded and retroceded reinsurance	1,160.9	1,133.8	2.4%
Net claims incurred and variation in other technical provisions	-1,166.6	-1,465.4	-20.4%
Operating expenses, net of reinsurance	-159.9	-95.3	67.8%
Other technical income and expenses	-3.1	-6.0	-48.3%
Technical result	-168.7	-432.9	-61.0%
Net financial income and other non-technical income	241.8	489.2	-50.6%
Unrealised gains and losses in Unit Linked products	2.9	12.0	-75.8%
Result of Life business	**76.0**	**68.3**	11.3%
OTHER BUSINESS ACTIVITIES			
Operating income	257.6	140.4	83.5%
Operating expenses	-230.0	-126.6	81.7%
Other income and expenses	0.2	17.4	-98.9%
Results from other business activities	**27.8**	**31.2**	-10.9%
Result before tax and minority shareholders	**572.7**	**514.6**	11.3%
Taxes	-184.4	-165.6	11.4%
Result after tax	**388.3**	**349.0**	11.3%
Result attributable to minority shareholders	-87.8	-75.1	16.9%
Result after tax and minority shareholders	**300.5**	**273.9**	9.7%
Non-life loss ratio (2)	71.5%	70.7%	
Non-life expense ratio (2)	23.2%	21.4%	
Non-life combined ratio (2)	94.7%	92.1%	
Life expense ratio (2)	1.9%	1.3%	

1) Ratios calculated over net premiums earned.
2) Net operating expenses/average third-party funds under management (annualised).

Million euros

MAPFRE

MAPFRE, S.A.:
Reconciliation with the results of SISTEMA MAPFRE

	6M 06	6M 05
Result before tax and minority shareholders - MAPFRE S.A.	**572.7**	**514.6**
Taxes	-166.1	-148.2
Result after tax	**406.6**	**366.4**
Result attributable to minority shareholders	-162.2	-140.9
Result after tax and minority shareholders - SISTEMA MAPFRE	**244.4**	**225.5**

Million euros

MAPFRE, S.A.:
Key pro forma balance sheet figures and adjusted net asset value

	6M 06	6M 05	% 06/05
Investments and cash	**24,360.4**	24,123.4	1.0%
Other tangible assets	**7,371.2**	6,544.9	12.6%
Technical reserves	**-23,467.0**	-22,563.3	4.0%
- Life assurance reserves	**-14,516.6**	-14,809.2	-2.0%
- Other technical reserves	**-8,950.4**	-7,754.1	15.4%
Financial debt	**-653.0**	-379.7	72.0%
Other liabilities	**-3,718.1**	-4,156.5	-10.5%
Minority interests	**-947.1**	-878.7	7.8%
Unrealised gains on real estate [1]	**595.2**	447.4	33.0%
Adjusted Net Asset Value [2]	**3,541.6**	3,137.5	12.9%

Million euros

1) Calculated assuming a tax rate of 15%, due to deductions for reinvestment.
2) Assuming the issuance of 24,049,908 new shares at a price pf €15.96 each, to be delivered to mutual members.

Profit breakdown by units and companies

	Net Result	Minority interests	Consolidation adjustments	**Contribution to consolidated result 6M06**	Contribution to consolidated result 6M 05
INSURANCE ACTIVITIES					
LIFE AND SAVINGS	55.6	-27.2	---	**28.4**	27.9
GENERAL INSURANCE	54.4	-26.7	---	**27.7**	25.4
COMMERCIAL INSURANCE	41.9	-20.5	---	**21.4**	16.9
MAPFRE CAJA SALUD	5.9	-2.9	---	**3.0**	2.6
Individual result and consolidation adjustments				**-1.0**	-0.3
MAPFRE-CAJA MADRID HOLDING				**79.5**	72.5
OTHER ACTIVITIES					
MAPFRE INMUEBLES	6.3	---	---	**6.3**	0.9
MAPFRE QUAVITAE	-0.3	0.1	---	**-0.2**	-0.4
COMPANIES OPERATING MAINLY IN SPAIN	163.8	-77.2	-1.0	**85.6**	73.0
MAPFRE AMÉRICA	38.7	-4.9	---	**33.8**	28.8
MAPFRE RE	43.7	-5.3	---	**38.4**	37.4
ASSISTANCE OPERATING UNIT	3.6	---	---	**3.6**	3.6
MAPFRE INTERNACIONAL(1)	1.3	---	---	**1.3**	0.6
COMPANIES OPERATING MAINLY ABROAD	87.3	-10.2	---	**77.1**	70.4
Other companies and consolidation adjustments				**1.6**	5.6
CORPORACIÓN MAPFRE				**164.3**	149.0
MAPFRE AUTOMÓVILES	123.4	---	---	**123.4**	116.5
MAPFRE AGROPECUARIA	4.8	---	---	**4.8**	4.8
MAPFRE SEGUROS GERAIS	2.6	-0.6	---	**2.0**	2.0
MAPFRE AMÉRICA VIDA	1.7	-0.2	---	**1.5**	1.1
BANCO DE SERVICIOS CAJA MADRID - MAPFRE	1.5	-0.8	---	**0.7**	2.3
Other companies and consolidation adjustments				**3.8**	-1.8
CONTRIBUTED BUSINESSES				**136.2**	124.9

Million euros

1) The figures for the first half of 2005 correspond to MAPFRE INSULAR. Figures for the first half of 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

Section I Key facts

Section II Analysis of results

Section III Business development

Appendix

Calendar and contacts

MAPFRE

MAPFRE AUTOMOVILES

- The increase in results due to:
  - premiums growth, which exceeds the 3% estimated for the rest of the market. Of special mention is the expansion of business in the Madrid region (+9.0%).
  - an increase in the loss ratio compared to the first half of 2005, which is expected to decline again due to the introduction of the points system for driving licences.
  - larger financial income which includes gains of €51 million from the sale of real estate (versus €11 million in the first half of 2005), realised as part of the normal rotation of this investment portfolio.

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**1,198.2**	1,147.2	4.4%
Net premiums earned	**1,105.1**	1,033.6	6.9%
Underwriting result	**77.7**	95.5	-18.6%
Net financial income	**93.4**	60.5	54.4%
Other business activities	**12.6**	17.1	-26.3%
Gross result (1)	**183.7**	173.1	6.1%
Net result	**123.4**	116.5	5.9%
Fixed assets	**296.1**	276.3	7.2%
Investments	**2,321.5**	2,048.9	13.3%
- Real estate	**416.1**	373.5	11.4%
- Other investments and cash	**1,905.4**	1,675.4	13.7%
Technical reserves	**2,349.2**	2,193.5	7.1%
Non-life loss ratio(2)	**80.2%**	78.1%	
Non-life expense ratio(2)	**12.8%**	12.7%	
Non-life combined ratio(2)	**93.0%**	90.8%	

1) Before taxes.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE AGROPECUARIA

- The increase in business volumes comes mainly from multi-peril insurance and the participation in the Combined Agricultural Insurance pool (Agroseguro).

- The underwriting result declines due to larger claims in Motor and General insurance. This has been compensated in part by an increase in net financial income and by other non-technical income from Agroseguro.

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**120.9**	98.0	23.4%
Net premiums earned	**95.9**	77.2	24.2%
Underwriting result	**4.6**	6.4	-28.1%
Net financial income	**3.3**	2.4	37.5%
Other business activities	**-0.6**	-1.5	-60.0%
Gross result [1]	**7.3**	7.3	0.0%
Net result	**4.8**	4.8	0.0%
Investments	**201.3**	164.3	22.5%
Technical reserves	**199.7**	143.7	39.0%
Shareholders' equity	**106.8**	97.3	9.8%
Non-life loss ratio[2]	**73.8%**	70.4%	
Non-life expense ratio[2]	**21.4%**	21.3%	
Non-life combined ratio[2]	**95.2%**	91.7%	

1) Before taxes.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE SEGUROS GERAIS

- Premiums growth is significantly larger than the 0.8% obtained by the market as a whole, reflecting the expansion of the distribution network and the winning of new business.
- The loss ratio increased in the Workers Compensation line. Specific measures have been taken to resolve this, which have included the cancellation of contracts in some cases.
- The net financial income includes realisation gains of €1.9 million from the sale of investments.

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**58.3**	53.8	8.4%
Net premiums earned	**42.2**	38.1	10.8%
Underwriting result	**0.1**	2.7	-96.3%
Net financial income	**4.2**	2.1	100.0%
Other business activities	**-0.3**	-0.8	-62.5%
Gross result [1]	**4.0**	4.0	0.0%
Net result	**2.6**	2.6	0.0%
Investments	**105.2**	85.6	22.9%
Technical reserves	**101.3**	90.8	11.6%
Shareholders' equity	**66.4**	65.1	2.0%
Non-life loss ratio[2]	**75.4%**	68.7%	
Non-life expense ratio[2]	**24.4%**	24.3%	
Non-life combined ratio[2]	**99.8%**	93.0%	

1) Before taxes.
2) Ratios as a % of net premiums earned.

Million euros

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE

- The variation in profits with respect to the previous year reflects the following:
  - strong increase in lending activity, driven mainly by the 54.6% growth in consumer loans. This has resulted in a significant increase in net interest income and in the appropriation of generic provisions;
  - the positive impact of specific initiatives aimed at improving productivity which has led to a significant reduction in the cost/income ratio.
- In September 2005, a capital increase of €60 million was approved, whose disbursement was completed in the second quarter of 2006.

	6M 06	6M 05	% 06/05
Net interest income	**40.5**	32.2	25.8%
Ordinary revenues	**41.3**	33.4	23.7%
Operating profits	**21.9**	15.5	41.3%
General provisions	**-19.0**	-8.2	131.7%
Profit before tax	**3.5**	8.8	-60.2%
Net attributable profit	**1.5**	4.7	-68.1%
Lending portfolio (net)	**3,966.9**	2,790.1	42.2%
Shareholders' equity	**297.5**	229.9	29.4%
Cost/income ratio (1)	**45.0%**	50.6%	
NPL ratio	**1.5%**	1.4%	
Coverage ratio	**158.4%**	171.2%	
BIS ratio	**9.4%**	9.1%	

1) Operating expenses / Ordinary revenues

Million euros

LIFE ASSURANCE OPERATING UNIT[1]

- The growth in third party funds under management reflects the following:
  - an increase in the recurring winning of new savings through single premium policies;
  - the growth in the net contributions to mutual and pension funds;
  - the impact of an externalisation transaction of €148.6 million carried out in the first half 2005, which was not repeated this year.

- The rise in interest rates has reduced growth in both technical reserves and the net result, due to a reduction in the amount of unrealised capital gains. Excluding this effect, which was slightly positive in the first half of the previous year, these would have increased 5.2% and 8.3%, respectively.

	6M 06	6M 05	% 06/05
Technical Reserves PGC/PCEA	**13,272.6**	12,615.1	5.2%
IFRS adjustments	**908.1**	1,998.6	-54.6%
Technical Reserves IFRS	**14,180.7**	14,613.7	-3.0%
Mutual Funds	**3,436.0**	2,956.8	16.2%
Pension Funds	**1,307.4**	1,156.6	13.0%
Third-party funds under management	**18,924.1**	18,727.1	1.1%
Gross written and accepted premiums	**999.3**	1,072.7	-6.8%
Net premiums earned	**926.0**	1,002.4	-7.6%
Underwriting and financial result	**61.5**	62.3	-1.3%
Other business activities	**22.9**	20.8	10.1%
Gross result [2]	**84.4**	83.1	1.6%
Net result	**55.6**	54.8	1.5%
Investments	**14,796.1**	15,366.4	-3.7%
Shareholders' equity	**579.9**	584.1	-0.7%
Expense Ratio[3]	0.9%	0.9%	

1) The figures for the first half of the previous year include the Life assurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the fourth quarter of 2005, with retroactive effect from 01.01.2005.
2) Before taxes and minority interests.
3) Net operating expenses/average third-party funds under management (annualised).

Million euros

MAPFRE

LIFE ASSURANCE OPERATING UNIT: Premiums breakdown

- The development of premiums in the first half of the year was characterised by:
  - an increase of 7.3% in Life Savings premiums due to the winning of new group policies;
  - sustained growth in retail protection products;
  - the absence of externalisation transactions.

	6M 06	6M 05	% 06/05
Regular Premiums	**210.9**	**218.5**	-3.5%
- Agents channel	195.9	194.8	0.6%
- Bank channel	15.0	23.7	-36.7%
Single Premiums	**616.8**	**552.7**	11.6%
- Agents channel	253.4	193.4	31.0%
- Bank channel	363.4	359.3	1.1%
Life premiums - Savings	**827.7**	**771.2**	7.3%
Externalisation	**0.0**	**148.6**	---
- Agents channel	0.0	105.8	---
- Bank channel	0.0	42.8	---
Sub-total	**827.7**	**919.8**	-10.0%
Life Premiums - Protection	**171.6**	**152.9**	12.2%
- Agents channel	111.6	104.5	6.8%
- Bank channel	60.0	48.4	24.0%
TOTAL PREMIUMS	**999.3**	**1,072.7**	-6.8%
- Agents channel	560.9	598.5	-6.3%
- Bank channel	438.4	474.2	-7.5%

Million euros

LIFE ASSURANCE OPERATING UNIT:
Breakdown of funds under management[1]

	6M 06	6M 05	% 06/05
Regular premiums insurance	**4,330.4**	4,389.7	-1.4%
- Agents channel	**3,983.8**	4,051.6	-1.7%
- Bank channel	**346.6**	338.1	2.5%
Single premiums insurance	**9,357.0**	9,787.9	-4.4%
- Agents channel	**4,717.5**	5,078.5	-7.1%
- Bank channel	**4,639.5**	4,709.4	-1.5%
Life assurance - Protection	**171.3**	138.5	23.7%
- Agents channel	**37.3**	33.1	12.7%
- Bank channel	**134.0**	105.4	27.1%
Mathematical reserves	**13,858.7**	14,316.1	-3.2%
Other reserves	**322.0**	297.6	8.2%
TOTAL TECHNICAL RESERVES	**14,180.7**	14,613.7	-3.0%
Mutual funds and managed portfolios	**3,436.0**	2,956.8	16.2%
Pension funds	**1,307.4**	1,156.6	13.0%
- Individual system	**1,154.8**	1,015.1	13.8%
- Employers' system	**152.6**	141.5	7.8%
TOTAL MANAGED SAVINGS	**18,924.1**	18,727.1	1.1%

Million euros

1) The figures for the first half of the previous year include the Life assurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

LIFE ASSURANCE OPERATING UNIT:
Variation in funds under management[1]

	6M 06	6M 05
Technical reserves	**-540.3**	1,130.7
> Variation under PGC/PGEA [2]	**381.1**	456.5
Mutual funds	**338.9**	276.7
> Net sales	**38.7**	19.6
Pension funds	**20.0**	53.4
> Net sales	**13.4**	17.0

The figures for the first half of the previous year include the Life assurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

1) Excluding shareholders' equity.

2) Variation in technical reserves for each fiscal year calculated in accordance with PGC/PCEA.

Million euros

GENERAL INSURANCE OPERATING UNIT

- The increase in net profit reflects:
  - sustained growth in business volumes across most lines. Premiums issued through CAJA MADRID have increased by 48.1%;
  - a reduction in the combined ratio, due to a lower loss ratio, mainly in Condominiums, Burial and Household insurance, and the effect of the expense reduction policy;
  - larger financial income.
- A significant advertising campaign, aimed at underscoring the main added values contained in the services offered to customers, is being run during the months of June and July.

	6M 06	6M 05	% 06/05
Operating income	**731.0**	670.4	9.0%
- Burial insurance	**206.6**	199.2	3.7%
- Other business lines	**524.4**	471.2	11.3%
Net premiums earned	**526.9**	477.9	10.3%
Underwriting result	**48.0**	36.9	30.1%
Net financial income	**31.3**	27.9	12.2%
Other business activities	**3.1**	1.8	72.2%
Gross result (1)	**82.4**	66.6	23.7%
Net result	**54.4**	42.7	27.4%
Investments	**1,145.7**	946.1	21.1%
Technical reserves	**1,383.4**	1,197.4	15.5%
Shareholders' equity	**310.8**	290.6	7.0%
Non-life loss ratio(2)	**63.9%**	64.7%	
Non-life expense ratio(2)	**26.8%**	27.3%	
Non-life combined ratio(2)	**90.7%**	92.0%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros

GENERAL INSURANCE OPERATING UNIT:
Market shares in Non-Life Non-Motor insurance


HOUSEHOLD INSURANCE
15.1%
15.6%
2004
2005
ALL LINES
16.1%
16.2%
2004
2005

Source: ICEA

COMMERCIAL INSURANCE OPERATING UNIT[1]

- The result of the Unit reflects:
  - premiums growth, despite strong competition, due to the expansion of the industrial and global risks businesses on an international basis;
  - a reduction in the loss ratio, due to fewer large claims;
  - an increase in financial income, which includes realisation gains of €5 million.
- The net result for the first half of 2005 includes a gain of €9.6 million arising from the transfer of businesses and portfolios with other Group subsidiaries. Excluding this effect, the net result would have increased by 26.2%.

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**677.0**	604.6	12.0%
- Industrial business	**290.7**	272.9	6.5%
- Large Risks business	**313.1**	260.5	20.2%
- Credit and Surety business	**73.2**	71.2	2.8%
Net premiums earned	**219.3**	197.6	11.0%
Underwriting result	**41.2**	31.7	30.0%
Net financial income	**23.1**	31.9	-27.6%
Other business activities	**1.6**	1.7	-5.9%
Gross result [2]	**65.9**	65.3	0.9%
Net result	**41.9**	42.8	-2.1%
Investments	**1,106.0**	946.7	16.8%
Technical reserves	**2,075.1**	1,719.1	20.7%
Shareholders' equity	**268.0**	257.6	4.0%
Non-life loss ratio[3]	**68.1%**	70.0%	
Non-life expense ratio[3]	**13.1%**	13.9%	
Non-life combined ratio[3]	**81.2%**	83.9%	

1) *The figures for the first half of 2005 do not include the Life assurance business, which was transferred to MAPFRE VIDA in the fourth quarter 2005, with retroactive effect from 01.01.2005.*
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.
4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, *the net income from other activities of this subsidiary is added to the* numerator of the expense ratio.

Million euros

MAPFRE CAJA SALUD

- The increase in net profit is the result of:
  - premium growth, which came primarily from group business;
  - a decrease in the combined ratio, following the implementation of new risk selection, claims control and medical expenses containment systems;
  - larger financial income;
  - a decrease in other results, reflecting the expenses associated with the refurbishing and the updating of medical infrastructure of the healthcare centres acquired in 2005.

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**388.1**	356.2	9.0%
- Agency network[1]	**366.9**	337.4	8.7%
- Bank network	**21.2**	18.8	12.8%
Net premiums earned	**191.9**	175.7	9.2%
Underwriting result	**7.2**	5.3	35.8%
Net financial income	**4.9**	4.3	14.0%
Other business activities	**-2.6**	-1.3	-100.0%
Gross result [2]	**9.5**	8.3	14.5%
Net result	**5.9**	5.1	15.7%
Investments	**73.8**	102.5	-28.0%
Technical reserves	**269.2**	237.5	13.3%
Shareholders' equity	**111.4**	100.3	11.1%
Non-life loss ratio[3]	**80.9%**	81.0%	
Non-life expense ratio[3]	**15.4%**	15.9%	
Non-life combined ratio[3]	**96.3%**	96.9%	

1) Including brokers.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

Million euros

AMÉRICA OPERATING UNIT

- The significant increase in the net result of AMÉRICA OPERATING UNIT reflects:
  - strong premiums growth in most subsidiaries, particularly in Brazil, Mexico and Argentina;
  - an increase in the expense ratio, mainly due to the expenses arising from the expansion of the distribution network;
  - larger financial income.
- In accordance with the planned network expansion, 127 new offices were opened during the first half of the year, of which 33 were direct.

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**1,247.7**	851.8	46.5%
Net premiums earned	**919.9**	650.4	41.4%
Underwriting and financial result	**55.1**	42.7	29.0%
Other business activities	**-1.2**	3.8	-131.6%
Gross result [1]	**53.9**	46.5	15.9%
Net result	**40.4**	34.2	18.1%
Investments	**1,671.6**	1,539.3	8.6%
Technical reserves	**1,685.9**	1,361.4	23.8%
Shareholders' equity	**841.2**	773.0	8.8%
Non-life loss ratio[2]	**68.3%**	68.8%	
Non-life expense ratio[2]	**33.9%**	32.6%	
Non-life combined ratio[2]	**102.2%**	101.4%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE AMÉRICA:
Key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**1,039.0**	732.4	41.9%
Net premiums earned	**732.0**	549.0	33.3%
Underwriting result	**-15.8**	-7.6	107.9%
Net financial income	**67.6**	48.4	39.7%
Other business activities	**-1.2**	3.8	---
Gross result (1)	**50.6**	44.6	13.5%
Net result	**38.7**	33.0	17.3%
Investments	**1,298.3**	1,254.3	3.5%
Technical reserves	**1,302.1**	1,090.0	19.5%
Shareholders' equity	**767.2**	704.4	8.9%
Non-life loss ratio(2)	**68.3%**	68.8%	
Non-life expense ratio(2)	**33.9%**	32.6%	
Non-life combined ratio(2)	**102.2%**	101.4%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE AMÉRICA VIDA:
Key figures

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**208.7**	119.4	74.8%
Net premiums earned	**187.9**	101.4	85.3%
Underwriting result	**3.3**	1.9	73.7%
Gross result [1]	**3.3**	1.9	73.7%
Net result	**1.7**	1.2	41.7%
Investments	**373.3**	285.0	31.0%
Technical reserves	**383.8**	271.4	41.4%
Shareholders' equity	**74.0**	68.6	7.9%
Expenses ratio [2]	**46.7%**	16.2%	

1) Before taxes and minority interests.
2) Operating expenses/ average technical reserves (annualised)

Million euros

AMÉRICA OPERATING UNIT:
Premiums and results by country

COMPANY	PREMIUMS 6M 06	PREMIUMS 6M 05	PREMIUMS % 06/05	PREMIUMS Local Currency % 06/05	RESULTS [1] 6M 06	RESULTS [1] 6M 05	RESULTS [1] % 06/05	RESULTS [1] Local Currency % 06/05
VENEZUELA	**156.2**	121.3	28.8%	30.5%	**17.3**	12.6	37.3%	39.2%
PUERTO RICO	**137.1**	118.5	15.7%	18.8%	**13.6**	14.4	-5.6%	-2.9%
BRAZIL[2]	**301.2**	167.5	79.8%	71.3%	**11.7**	5.7	105.3%	95.1%
MEXICO	**182.7**	118.1	54.7%	62.3%	**5.3**	11.6	-54.3%	-52.0%
ARGENTINA	**129.2**	89.9	43.7%	55.4%	**3.4**	3.6	-5.6%	2.4%
OTHER COUNTRIES [3]	**132.6**	117.1	13.2%	---	**-0.6**	3.3	-118.2%	---
Consolidation adjustments	---	---	---	---	**-0.1**	-6.6	---	---
MAPFRE AMERICA	**1,039.0**	732.4	41.9%	n.a.	**50.6**	44.6	13.5%	n.a.
BRAZIL	**164.2**	86.2	90.5%	81.4%	**2.7**	1.2	125.0%	114.7%
ARGENTINA	**4.2**	3.2	31.3%	42.0%	**0.7**	0.4	75.0%	85.7%
OTHER COUNTRIES [4]	**40.3**	30.0	34.3%	---	**0.8**	1.2	-33.3%	0.0%
Consolidation adjustments	---	---	---	---	**-0.9**	-0.9	---	---
MAPFRE AMÉRICA VIDA	**208.7**	119.4	74.8%	---	**3.3**	1.9	85.3%	---
AMÉRICA OPERATING UNIT	**1,247.7**	851.8	46.5%	---	**53.9**	46.5	15.9%	---

1) Before taxes and minority interests.
2) Data for Brazil as at June include the following figures for MAPFRE NOSSA CAIXA: premiums: €28.3 million; result before taxes and minority interests: €0.9 million.
3) Includes Chile, Colombia, Dominican Republic, El Salvador, Paraguay, Peru and Uruguay.
4) Includes Chile, Colombia and Peru.

Million euros

AMÉRICA OPERATING UNIT:
Key facts of the first half of 2006 by country

- All the subsidiaries which operate in Brazil have recorded strong growth in business volumes and results, thanks to sustained growth across all lines, due mainly to the expansion of the distribution network.
- The result of MAPFRE TEPEYAC (Mexico) has decreased, due to the increase in loss ratio in the motor insurance line.
- The result of MAPFRE LA SEGURIDAD (Venezuela) includes gains from the realisation of financial investments amounting to €3.5 million before tax.
- The slight decrease in the result earned by MAPFRE PRAICO is due to the gains from the realisation of financial investments amounting to €2.4 million before tax in the first half of 2005. Excluding these, its result would have grown 13.3%.
- The loss recorded in other countries is due mainly to the costs associated with the reorganisation of the operational structure and distribution network of MAPFRE CHILE.

MAPFRE RE

- These results reflect the following:
  - stable net premiums earned, due to a larger appropriation to the unearned premiums reserve on account of the growth and low claims experience of the accepted business. Conversely, in the first half of 2005, this reserve decreased because of the conversion of part of the contracts into non proportional;
  - the impact of the appreciation of the Euro, which has slowed premiums growth and generated positive exchange rate differences due to the reduction in the amount of liabilities;
  - the rise in the expense ratio, due to the increase in commissions paid, arising from the improvement in the technical result of the accepted business.
- During the first half of 2005, MAPLUX was transferred to MAPFRE SEGUROS GENERALES, generating a loss of €8.6 million, which was not deductible and therefore caused an increase in the tax rate.
- The reduction in shareholders' equity is due mainly to the lower amount of unrealised gains.

	6M 06	6M 05	% 06/05
Gross written and accepted premiums	**713.6**	666.8	7.0%
- of which Life premiums	**49.6**	52.4	-5.3%
Net premiums earned	**438.3**	437.7	0.1%
Underwriting result	**29.7**	45.1	-34.1%
Net financial income	**37.7**	15.5	143.2%
Other business activities	**-1.3**	-1.9	-31.6%
Gross result (1)	**66.1**	58.7	12.6%
Net result	**43.7**	34.0	28.5%
Investments	**1,649.4**	1,521.4	8.4%
Technical reserves	**1,576.0**	1,261.8	24.9%
Shareholders' equity	**623.3**	652.1	-4.4%
Non-life loss ratio(2)	**58.9%**	59.3%	
Non-life expense ratio(2)	**35.0%**	31.0%	
Non-life combined ratio(2)	**93.9%**	90.3%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE ASISTENCIA

- The results of MAPFRE ASISTENCIA reflect:
  - growth across most markets and business lines, with an increasing weight of the pecuniary losses line, which is characterised by a comparatively lower loss ratio and a larger expense ratio;
  - lower financial income due to negative exchange rate differences;
  - an increase in the tax rate, due to the increase in results in subsidiaries with comparatively higher tax rates and to a lower amount of tax deductions.
- ABRAXAS, the UK subsidiary, contributed €6.6 million to revenues and €1 million to the net result.

	6M 06	6M 05	% 06/05
Operating income	**210.4**	165.1	27.4%
- Gross written and accepted premiums	**146.1**	123.5	18.3%
- Other income	**64.3**	41.6	54.6%
Net premiums earned	**115.8**	90.0	28.7%
Underwriting result	**8.8**	6.0	46.7%
Net financial income	**-1.8**	0.4	---
Other business activities	**-2.3**	-2.1	9.5%
Gross result (1)	**4.7**	4.3	9.3%
Net result	**3.6**	3.6	0.0%
Investments	**40.5**	40.4	0.2%
Technical reserves	**147.2**	113.2	30.0%
Shareholders' equity	**88.5**	82.7	7.0%
Non-life loss ratio(2)	**69.4%**	73.9%	
Non-life expense ratio(2)	**23.0%**	19.3%	
Non-life combined ratio(2)	**92.4%**	93.2%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million euros

Section I Key facts

Section II Analysis of results

Section III Business development

Appendix

Calendar and contacts

Current organisational chart


MAPFRE MUTUALIDAD
Motor insurance business
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
100%
MAPFRE AGROPECUARIA
55%
CORPORACIÓN MAPFRE
75%
MAPFRE SEGUROS GERAIS
88%
MAPFRE AMÉRICA VIDA
OTHER SUBSIDIARIES
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
100 %
MAPFRE INTERNACIONAL
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

Expected organisational chart after change in corporate structure


FUNDACIÓN MAPFRE
100%
CARTERA MAPFRE
> 71%
MAPFRE, S.A.
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE AUTOMÓVILES
100 %
RED MAPFRE
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100 %
MAPFRE ASISTENCIA
100%
MAPFRE INMUEBLES
100%
MAPFRE AGRO-PECUARIA
88%
MAPFRE AMÉRICA VIDA
100%
MAPFRE SEGUROS GERAIS
100%
MAPFRE INTERNA-CIONAL
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
OTHER SUBSIDIARIES
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

MAPFRE

Shareholdings transferred to CARTERA MAPFRE

- Shareholdings that will be contributed to CORPORACIÓN MAPFRE (the future MAPFRE, S.A.):
  - MAPFRE AUTOMÓVILES S.A. (100%)
  - MAPFRE AMERICA VIDA S.A. (87.57%)
  - MAPFRE AGROPECUARIA, COMPAÑÍA INTERNACIONAL DE SEGUROS Y REASEGUROS S.A. (100%)
  - MAPFRE SEGUROS GERAIS S.A. (75.00%)
  - BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE S.A. (48.89%)
  - Other companies:
    - MAPFRE USA CORPORATION (100%)
    - MAPFRE SERVICIOS DE INFORMATICA S.A. (95.83%)
    - SOCIETA CATTOLICA DI ASSICURAZIONI (3.00%)
    - CENTRO INTERNACIONAL DE FORMACIÓN DE DIRECTIVOS MAPFRE S.A. (100%)

- Shareholdings that will be retained by CARTERA MAPFRE:
  - CORPORACIÓN MAPFRE (55.34%)
  - EDITORIAL MAPFRE S.A. (99.98%)
  - GUIVICEN S.A. (24.00%)
  - CONSTITUCIÓN Y LEYES S.A. (100%)
  - CENTRO EUROPEO MEDICO TRAUMATOLOGICO REHABILITADOR ORTOPEDICO S.A. (24%)
  - BODEGAS Y VIÑEDOS CASA DE LA ERMITA S.L. (9.10%)

CONTRIBUTED BUSINESSES:
Pro forma income statement

	6M 06	6M 05	Var. %
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,348.6	1,297.1	4.0%
Premiums earned, net of ceded and retroceded reinsurance	1,243.7	1,154.2	7.8%
Net claims incurred and variation in other technical provisions	-997.7	-883.8	12.9%
Operating expenses, net of reinsurance	-180.7	-145.8	23.9%
Other technical income and expenses	2.6	-1.5	---
Technical result	67.9	123.1	-44.8%
Net financial income	114.3	54.0	111.7%
Other non-technical income and expenses	11.4	-1.8	---
Result of Non-life business	**193.6**	**175.3**	**10.4%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	208.7	117.9	77.0%
Premiums earned, net of ceded and retroceded reinsurance	187.9	101.3	85.5%
Net claims incurred and variation in other technical provisions	-117.9	-89.7	31.4%
Operating expenses, net of reinsurance	-76.6	-21.8	---
Other technical income and expenses	0.0	-0.1	---
Technical result	-6.6	-10.3	-35.9%
Net financial income	9.9	12.4	-20.2%
Unrealised gains and losses in Unit Linked products	---	---	---
Other non-technical income and expenses	---	---	---
Result of Life business	**3.3**	**2.1**	**57.1%**
OTHER BUSINESS ACTIVITIES			
Operating income	45.9	20.9	119.6%
Operating expenses	-42.8	-17.3	147.4%
Net financial income	0.7	0.3	133.3%
Results from minority shareholdings	0.7	---	---
Other net income	0.1	---	---
Results from other business activities	**4.6**	**3.9**	**17.9%**
Result before tax and minority shareholders	**201.5**	**181.3**	**11.1%**
Taxes	-65.3	-57.9	12.8%
Result after tax	**136.2**	**123.4**	**10.4%**
Result attributable to minority shareholders	0.0	1.5	---
Result after tax and minority shareholders	**136.2**	**124.9**	**9.0%**
Non-life loss ratio [(1)]	80.2%	76.6%	
Non-life expense ratio [(1)]	14.3%	12.8%	
Non-life combined ratio [(1)]	94.5%	89.3%	

Million euros

1) Ratios calculated over net premiums earned

CONTRIBUTED BUSINESSES:
Pro forma balance sheet

	6M 06	6M 05	% 06/05
ASSETS			
Goodwill	**2.6**	1.6	62.5%
Fixed assets	**564.4**	440.9	28.0%
Investments	**3,073.0**	2,604.5	18.0%
Participation of reinsurance in technical reserves (1)	**-2.3**	24.9	---
Other assets	**1,016.7**	917.1	10.9%
TOTAL ASSETS	**4,654.4**	3,989.0	16.7%
LIABILITIES			
Shareholders' equity	**1,054.5**	808.6	30.4%
Minority interests (1)	**-47.5**	-47.4	0.2%
Debt	**100.1**	1.9	---
Technical reserves	**2,978.3**	2,688.4	10.8%
- Life assurance reserves	**300.4**	183.3	63.9%
- Other technical reserves	**2,677.9**	2,505.1	6.9%
Reserves for risks and expenses	**51.7**	37.1	39.4%
Other liabilities	**517.3**	500.4	3.4%
TOTAL LIABILITIES	**4,654.4**	3,989.0	16.7%

Million euros

CORPORACIÓN MAPFRE: Consolidated quarterly results


Net Result by Quarter
(million euros)
67.2
78.3
81.8
86.0
FIRST
SECOND
2005
2006


Quarterly EPS (euros)
0.28
0.33
0.34
0.36
FIRST
SECOND
2005
2006

Expense and loss ratios by unit and company

	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
COMPANY	**6M 06**	6M 05	**6M 06**	6M 05	**6M 06**	6M 05
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**26.8%**	27.3%	**63.9%**	64.7%	**90.7%**	92.0%
MAPRE EMPRESAS(4)	**13.1%**	13.9%	**68.1%**	70.0%	**81.2%**	83.9%
MAPFRE CAJA SALUD	**15.4%**	15.9%	**80.9%**	81.0%	**96.3%**	96.9%
MAPFRE-CAJA MADRID HOLDING	**21.4%**	21.7%	**68.2%**	68.9%	**89.6%**	90.6%
Companies operating primarily abroad						
MAPFRE AMERICA	**33.9%**	32.6%	**68.3%**	68.8%	**102.2%**	101.4%
MAPFRE RE	**35.0%**	31.0%	**58.9%**	59.3%	**93.9%**	90.3%
MAPFRE ASISTENCIA	**23.0%**	19.3%	**69.4%**	73.9%	**92.4%**	93.2%
MAPFRE VIDA(5)	**0.9%**	0.9%				
CORPORACION MAPFRE (Consolidated)	**28.3%**	26.7%	**66.6%**	67.1%	**94.9%**	93.8%
MAPFRE AUTOMÓVILES	**12.8%**	12.7%	**80.2%**	78.1%	**93.0%**	90.8%
MAPFRE AGROPECUARIA	**21.4%**	21.3%	**73.8%**	70.4%	**95.2%**	91.7%
MAPFRE SEGUROS GERAIS	**24.4%**	24.3%	**75.4%**	68.7%	**99.8%**	93.0%
MAPFRE AMÉRICA VIDA (5)	**46.7%**	16.2%				
BANCO SF CAJA MADRID - MAPFRE (6)	**45.0%**	50.6%				
MAPFRE, S.A. (pro forma consolidated)	**23.2%**	21.4%	**71.5%**	70.7%	**94.7%**	92.1%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures correspond to the Non-Life account.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life account.
3) Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life account.
4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.
5) Net operating expenses/average third-party funds under management (annualised).
6) Cost/income ratio = (personnel costs + general administration costs)/ordinary revenues.

CORPORACIÓN MAPFRE:
Breakdown of equity by business units and subsidiaries

	Equity 6M 06 Share of		6M 05 Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE VIDA	295.7	284.2	297.9	286.2	-0.7%	-0.7%
MAPFRE SEGUROS GENERALES	158.5	152.3	148.2	142.4	7.0%	7.0%
MAPFRE EMPRESAS	136.7	131.3	131.3	126.3	4.1%	4.0%
MAPFRE CAJA SALUD	56.8	54.6	51.2	49.1	10.9%	11.2%
Consolidation adjustments/minority interests	145.9	140.0	125.9	120.9	15.9%	15.8%
MAPFRE-CAJA MADRID	793.6	762.4	754.5	724.9	5.2%	5.2%
MAPFRE AMÉRICA	671.0	96.2	615.8	88.6	9.0%	8.6%
MAPFRE RE	547.9	75.4	573.3	78.8	-4.4%	-4.3%
MAPFRE ASISTENCIA	88.5	---	82.7	---	7.0%	---
OTHER COMPANIES	181.6	18.9	83.9	18.6	116.4%	1.6%
Consolidation adjustments/minority interests	-108.9	41.7	-23.7	15.2	---	174.3%
CORPORACIÓN MAPFRE	**2,173.7**	**994.6**	**2,086.5**	**926.1**	4.2%	7.4%

Million euros

Elimination of internal reinsurance ceded to MAPFRE RE

	Technical reserves		Gross written and accepted premiums	
	6M06	6M05	**6M06**	6M05
CORPORACIÓN MAPFRE	**-470.4**	-393.1	**-285.3**	-261.6
MAPFRE, S.A.	**-38.9**	-165.7	**-16.5**	-3.4

Million euros

Section I Key facts

Section II Analysis of results

Section III Business development

Appendix

Calendar and contacts

Provisional calendar for the year 2006

25/07/06	Publication of First Half 2006 results
26/10/06	Publication of Third Quarter 2006 results
26/10/06	Analysts' presentation of Third Quarter 2006 results – Madrid
27/10/06	Analysts' presentation of Third Quarter 2006 results – London

Dates may be subject to change

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Alberto Fernández Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.